
AUG 2 5 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 24, 2005, Series 2005-R7	**333-121781**

Name of Person Filing the Document
(If Other than the Registrant)


05064859

[TPW: NYLEGAL:368481.2] 16882-00230 08/24/2005 03:39 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 24, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$1,484,250,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2005-R7

August 15, 2005

Ameriquest Mortgage Securities Inc.



AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Radian Guaranty Inc.

(Pool Policy Insurer)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


UBS
Investment
Bank


JPMorgan


AMERIQUEST

TERM SHEET DATED August 15, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R7

$1,484,250,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3,6] / Mat[4,6]	Principal Payment Window Call[3,6] / Mat[4,6]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-1A[5]	424,688,000	FLT/SR SEQ	1.00 / 1.00	1 - 21 / 1-21	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-1B[5]	182,289,000	FLT/SR SEQ	2.00 / 2.00	21 - 26 / 21-26	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-1C[5]	231,046,000	FLT/SR SEQ	3.08 / 3.08	26 - 56 / 26-56	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-1D[5]	191,914,000	FLT/SR SEQ	6.50 / 7.77	56 - 89 / 56-207	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-2A	85,359,000	FLT/SR SEQ	1.00 / 1.00	1 - 21 / 1-21	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-2B	38,067,000	FLT/SR SEQ	2.00 / 2.00	21 - 26 / 21-26	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-2C	57,287,000	FLT/SR SEQ	3.50 / 3.50	26 - 69 / 26-69	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
A-2D	27,600,000	FLT/SR SEQ	7.04 / 8.82	69 - 89 / 69-207	0	Actual/360	Sept 2035	AAA / Aaa / AAA	17.45
M-1	48,000,000	FLT/MEZ	5.02 / 5.57	41 - 89 / 41-165	0	Actual/360	Sept 2035	AA+ / Aa1 / AA+	14.25
M-2	43,500,000	FLT/MEZ	4.98 / 5.51	40 - 89 / 40-157	0	Actual/360	Sept 2035	AA+ / Aa2 / AA+	11.35
M-3	30,750,000	FLT/MEZ	4.96 / 5.45	39 - 89 / 39-148	0	Actual/360	Sept 2035	AA / Aa3 / AA	9.30
M-4	23,250,000	FLT/MEZ	4.95 / 5.41	39 - 89 / 39-141	0	Actual/360	Sept 2035	AA / A1 / AA-	7.75
M-5	23,250,000	FLT/MEZ	4.93 / 5.34	38 - 89 / 38-133	0	Actual/360	Sept 2035	A+ / A2 / A+	6.20
M-6	16,500,000	FLT/MEZ	4.93 / 5.29	38 - 89 / 38-124	0	Actual/360	Sept 2035	A / A3 / A	5.10
M-7	13,500,000	FLT/MEZ	4.93 / 5.23	37 - 89 / 37-117	0	Actual/360	Sept 2035	A- / Baa1 / A-	4.20
M-8	14,250,000	FLT/MEZ	4.91 / 5.12	37 - 89 / 37-109	0	Actual/360	Sept 2035	BBB+ / Baa2 / BBB+	3.25
M-9	13,500,000	FLT/MEZ	4.90 / 4.97	37 - 89 / 37-99	0	Actual/360	Sept 2035	BBB / Baa3 / BBB	2.35
M-10	11,250,000	FLT/MEZ	4.72 / 4.72	37 - 86 / 37-86	0	Actual/360	Sept 2035	BBB / NR / BBB	1.60
M-11	8,250,000	FLT/MEZ	4.32 / 4.32	37 - 72 / 37-72	0	Actual/360	Sept 2035	BBB- / NR / BBB-	1.05
Non-Offered Certificates									
M-12	5,250,000	FLT/MEZ	Not Offered		0	Actual/360	Sept 2035	BB / NR / BB+	0.70
CE	10,500,102	N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Group I Certificates will be delivered to Fannie Mae in exchange for Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates (the "Fannie Mae Trust Certificates"). The terms of the Fannie Mae Trust Certificates will mirror those of the corresponding class of Group I Certificates.
(6) Assume August 25, 2005 Closing Date for modeling purposes.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.


AMERIQUEST

Computational Materials Disclaimer

The analysis in this report is based on information provided by Ameriquest Mortgage Company (the "Originator"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This information is furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter (s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Depositor. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS INITIAL PURCHASER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.


AMERIQUEST

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originator: Ameriquest Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee and Swap Administrator: Deutsche Bank National Trust Company.

Pool Policy Insurer: Radian Guaranty Inc. ("Radian") will issue a mortgage pool insurance policy (the "Pool Policy"). The Pool Policy will provide first loss coverage for credit losses, to the extent not covered by Net Monthly Excess Cashflow, once such cumulative losses reach 5.92%, based on the aggregate principal balance of the mortgage loans as of the Cut-off Date up to a limit of 6.88%, based on the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Swap Provider: TBD.

Group I Guarantor: Fannie Mae will issue Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates (the "Fannie Mae Trust Certificates") which will be backed by, and mirror the performance of, the Group I Certificates. No classes of certificates, other than the Group I Certificates, will be guaranteed by the Group I Guarantor. The Group I Guarantor will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.

Co-Lead Underwriters: UBS Securities LLC and J.P. Morgan Securities Inc.

Co-Managers: Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

Collateral:

Mortgage Loans: As of the Cut-off Date, 8,550 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime *mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled* principal balance as of the Cut-off Date of approximately $1,500,000,201.50. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 7,972 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,247,652,419.34 and with principal balances at origination that conform to principal balance limits of Fannie Mae.

Group II Mortgage Loans: 578 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $252,347,782.16 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 22.03% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

Dates:

Cut-off Date:	The close of business on August 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in September 2005.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.
	Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of August [15], 2005.
Expected Closing Date:	On or about August [26], 2005.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R7.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-1C, Class A-1D, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates.
Offered Certificates:	Fannie Mae Trust Certificates corresponding to the Group I Certificates, the Group II Certificates and the Class M Certificates (other than the Class M-12 Certificates).
Non-Offered Certificates:	Class M-12, Class CE, Class P and Residual Certificates.
Residual Certificates:	Class R Certificates.
Retained Certificates:	Class CE, Class P and Residual Certificates.
Group I Certificates:	Class A-1A, Class A-1B, Class A-1C and Class A-1D Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	The Offered Certificates will not be ERISA eligible as of the Closing Date.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess.


AMERIQUEST

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0014% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Net Swap Payments received from the Swap Provider (if any). Overcollateralization ("OC"). Pool Policy. Subordination. Fannie Mae Guaranty (only with respect to the Group I Certificates).
Initial Overcollateralization Target Percentage:	Approximately 0.70%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.



Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	17.45%	2x Initial CE%
M-1	14.25%	2x Initial CE%
M-2	11.35%	2x Initial CE%
M-3	9.30%	2x Initial CE%
M-4	7.75%	2x Initial CE%
M-5	6.20%	2x Initial CE%
M-6	5.10%	2x Initial CE%
M-7	4.20%	2x Initial CE%
M-8	3.25%	2x Initial CE%
M-9	2.35%	2x Initial CE%
M-10	1.60%	2x Initial CE%
M-11	1.05%	2x Initial CE%
M-12	0.70%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.



Net Monthly Excess Cashflow:

For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the guaranty fee and reimbursements payable to the Group I Guarantor and (iii) the principal remittance amount.

Allocation of Losses:

Approximately 99.39% of the Group I Mortgage Loans and approximately 95.68% of the Group II Mortgage Loans, are subject to insurance coverage provided by the Pool Policy. The amount of coverage under the Pool Policy is limited in amount and payment is subject to certain conditions and limitations as set forth in the Pool Policy.

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-12, Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap:

Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the Trustee Fee and the Servicing Fee payable with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage of any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date (and with respect to the Group I Certificates only, the guaranty fee payable to the Group I Guarantor) and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II Certificates.

Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.


AMERIQUEST

Pass-Through Rate: For the Adjustable-Rate Certificates and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the sum of (x) the weighted average of the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans in the related loan group and (y) the Net Swap Payment made by the Swap Provider, if any, expressed as a percentage of the balance of the Mortgage Loans (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Maximum Cap Rate for the Group I Certificates and (ii) the Maximum Cap Rate for the Group II Certificates.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount. Neither Fannie Mae's guaranty of the Fannie Mae Trust Certificates nor the Pool Policy covers any Net WAC Rate Carryover Amount.

Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $1,500,000,000 Under the Swap Agreement, the Trust will be obligated to pay an amount equal to 4.521% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**


AMERIQUEST

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds (including amounts paid by the Pool Policy Insurer), liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period and (v) in the case of the Group I Certificates only, any amounts paid under the Guaranty.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated sequentially, to the Class A-1A, Class A-1B, Class A-1C and Class A-1D Certificates, in that order, until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group II Certificates will be allocated sequentially, to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until their respective certificate principal balances have been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage, and then to the Class M-12 Certificates until it reaches 2x the Class M-12 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.


AMERIQUEST

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 42.00%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
September 2007 through August 2008	2.80% for the first month plus an additional 1/12th of 1.65% for each month thereafter
September 2008 through August 2009	4.45% for the first month plus an additional 1/12th of 1.30% for each month thereafter
September 2009 through August 2010	5.75% for the first month plus an additional 1/12th of 0.75% for each month thereafter
September 2010 through August 2011	6.50% for the first month plus an additional 1/12th of 0.05% for each month thereafter
September 2011 and thereafter	6.55%

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds, to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider and other fees and expenses of the Trust.

From Available Funds, to pay the guaranty fee for the Fannie Mae Certificates from the Group I Mortgage Loans.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay the Group I Guarantor any previously unreimbursed payments of interest made by it under the guaranty together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Group I Guarantor (other than as provided below).

From Available Funds, to pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.

From Available Funds, to pay the Group I Guarantor, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the guaranty together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Group I Guarantor.

From Available Funds, to pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to pay the Swap Termination Payment (caused by a . Swap Provider Trigger Event) owed to the Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
9/25/2005	1,500,000,000.00	8/25/2008	327,661,059.28
10/25/2005	1,486,814,035.37	9/25/2008	314,509,137.55
11/25/2005	1,469,612,375.29	10/25/2008	301,911,462.73
12/25/2005	1,448,396,322.89	11/25/2008	289,843,646.79
1/25/2006	1,423,197,238.49	12/25/2008	278,282,422.80
2/25/2006	1,394,077,907.64	1/25/2009	267,205,580.76
3/25/2006	1,361,133,400.01	2/25/2009	256,591,918.44
4/25/2006	1,324,491,585.57	3/25/2009	246,421,384.39
5/25/2006	1,284,313,275.09	4/25/2009	236,674,445.68
6/25/2006	1,240,883,826.60	5/25/2009	227,332,652.09
7/25/2006	1,195,575,025.52	6/25/2009	218,378,386.43
8/25/2006	1,148,594,056.85	7/25/2009	209,794,825.94
9/25/2006	1,103,491,925.66	8/25/2009	201,565,905.52
10/25/2006	1,060,192,847.00	9/25/2009	193,676,283.10
11/25/2006	1,018,623,638.66	10/25/2009	186,111,304.79
12/25/2006	978,714,124.87	11/25/2009	178,856,974.58
1/25/2007	940,397,011.71	12/25/2009	171,899,923.43
2/25/2007	903,607,767.60	1/25/2010	165,227,380.45
3/25/2007	868,284,508.88	2/25/2010	158,827,145.26
4/25/2007	834,367,890.07	3/25/2010	152,687,561.79
5/25/2007	801,800,998.78		
6/25/2007	770,476,641.17		
7/25/2007	740,046,214.55		
8/25/2007	658,777,431.18		
9/25/2007	588,647,994.13		
10/25/2007	528,021,256.48		
11/25/2007	475,680,145.47		
12/25/2007	456,215,248.51		
1/25/2008	437,589,207.40		
2/25/2008	419,760,303.17		
3/25/2008	402,695,671.70		
4/25/2008	386,358,558.07		
5/25/2008	370,716,662.15		
6/25/2008	355,739,163.16		
7/25/2008	341,396,650.45		



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1A	Average Life (years)	11.68	1.58	1.22	1.00	0.85	0.75
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	224	35	25	21	18	15
	Window (months)	224	35	25	21	18	15
A-1B	Average Life (years)	20.56	3.66	2.45	2.00	1.75	1.51
	First Payment Period	224	35	25	21	18	15
	Last Payment Period	268	54	36	26	24	21
	Window (months)	45	20	12	6	7	7
A-1C	Average Life (years)	24.79	6.60	4.41	3.08	2.23	1.99
	First Payment Period	268	54	36	26	24	21
	Last Payment Period	325	113	76	56	33	26
	Window (months)	58	60	41	31	10	6
A-1D	Average Life (years)	28.34	12.84	8.79	6.50	4.74	3.02
	First Payment Period	325	113	76	56	33	26
	Last Payment Period	346	174	120	89	69	55
	Window (months)	22	62	45	34	37	30
A-2A	Average Life (years)	12.35	1.59	1.22	1.00	0.85	0.75
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	229	35	25	21	18	15
	Window (months)	229	35	25	21	18	15
A-2B	Average Life (years)	20.92	3.70	2.47	2.00	1.76	1.52
	First Payment Period	229	35	25	21	18	15
	Last Payment Period	271	55	36	26	24	21
	Window (months)	43	21	12	6	7	7
A-2C	Average Life (years)	25.48	7.42	4.96	3.50	2.38	2.05
	First Payment Period	271	55	36	26	24	21
	Last Payment Period	336	138	94	69	53	29
	Window (months)	66	84	59	44	30	9
A-2D	Average Life (years)	28.67	13.87	9.52	7.04	5.44	3.28
	First Payment Period	336	138	94	69	53	29
	Last Payment Period	346	174	120	89	69	55
	Window (months)	11	37	27	21	17	27
M-1	Average Life (years)	26.58	9.64	6.54	5.02	4.56	4.58
	First Payment Period	272	56	37	41	47	55
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	49	23	1
M-2	Average Life (years)	26.58	9.64	6.54	4.98	4.37	4.43
	First Payment Period	272	56	37	40	44	49
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	50	26	7
M-3	Average Life (years)	26.58	9.64	6.54	4.96	4.25	4.11
	First Payment Period	272	56	37	39	42	46
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	51	28	10
M-4	Average Life (years)	26.58	9.64	6.54	4.95	4.19	3.94
	First Payment Period	272	56	37	39	41	44
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	51	29	12
M-5	Average Life (years)	26.58	9.64	6.54	4.93	4.14	3.83
	First Payment Period	272	56	37	38	40	42
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	52	30	14
M-6	Average Life (years)	26.58	9.64	6.54	4.93	4.11	3.75
	First Payment Period	272	56	37	38	39	41
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	52	31	15
M-7	Average Life (years)	26.58	9.64	6.54	4.93	4.09	3.69
	First Payment Period	272	56	37	37	39	40
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	53	31	16



Sensitivity Analysis - To Optional Termination Date (continued)

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-8	Average Life (years)	26.58	9.64	6.54	4.91	4.06	3.64
	First Payment Period	272	56	37	37	38	39
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	53	32	17
M-9	Average Life (years)	26.58	9.64	6.54	4.90	4.05	3.60
	First Payment Period	272	56	37	37	38	38
	Last Payment Period	346	174	120	89	69	55
	Window (months)	75	119	84	53	32	18
M-10	Average Life (years)	26.50	9.32	6.30	4.72	3.87	3.45
	First Payment Period	272	56	37	37	37	38
	Last Payment Period	345	170	117	86	67	53
	Window (months)	74	115	81	50	31	16
M-11	Average Life (years)	26.24	8.56	5.76	4.32	3.54	3.18
	First Payment Period	272	56	37	37	37	37
	Last Payment Period	338	143	97	72	55	44
	Window (months)	67	88	61	36	19	8



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1A	Average Life (years)	11.68	1.58	1.22	1.00	0.85	0.75
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	224	35	25	21	18	15
	Window (months)	224	35	25	21	18	15
A-1B	Average Life (years)	20.56	3.66	2.45	2.00	1.75	1.51
	First Payment Period	224	35	25	21	18	15
	Last Payment Period	268	54	36	26	24	21
	Window (months)	45	20	12	6	7	7
A-1C	Average Life (years)	24.79	6.60	4.41	3.08	2.23	1.99
	First Payment Period	268	54	36	26	24	21
	Last Payment Period	325	113	76	56	33	26
	Window (months)	58	60	41	31	10	6
A-1D	Average Life (years)	28.58	14.83	10.41	7.77	5.76	3.75
	First Payment Period	325	113	76	56	33	26
	Last Payment Period	359	326	264	207	166	136
	Window (months)	35	214	189	152	134	111
A-2A	Average Life (years)	12.35	1.59	1.22	1.00	0.85	0.75
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	229	35	25	21	18	15
	Window (months)	229	35	25	21	18	15
A-2B	Average Life (years)	20.92	3.70	2.47	2.00	1.76	1.52
	First Payment Period	229	35	25	21	18	15
	Last Payment Period	271	55	36	26	24	21
	Window (months)	43	21	12	6	7	7
A-2C	Average Life (years)	25.48	7.42	4.96	3.50	2.38	2.05
	First Payment Period	271	55	36	26	24	21
	Last Payment Period	336	138	94	69	53	29
	Window (months)	66	84	59	44	30	9
A-2D	Average Life (years)	29.01	16.70	11.81	8.82	6.86	4.29
	First Payment Period	336	138	94	69	53	29
	Last Payment Period	359	327	264	207	165	136
	Window (months)	24	190	171	139	113	108
M-1	Average Life (years)	26.69	10.53	7.24	5.57	5.00	5.50
	First Payment Period	272	56	37	41	47	57
	Last Payment Period	358	289	217	165	131	107
	Window (months)	87	234	181	125	85	51
M-2	Average Life (years)	26.69	10.50	7.21	5.51	4.78	4.79
	First Payment Period	272	56	37	40	44	49
	Last Payment Period	357	279	207	157	124	101
	Window (months)	86	224	171	118	81	53
M-3	Average Life (years)	26.69	10.46	7.18	5.45	4.65	4.44
	First Payment Period	272	56	37	39	42	46
	Last Payment Period	357	268	196	148	117	95
	Window (months)	86	213	160	110	76	50
M-4	Average Life (years)	26.68	10.41	7.13	5.41	4.55	4.25
	First Payment Period	272	56	37	39	41	44
	Last Payment Period	356	257	186	141	110	89
	Window (months)	85	202	150	103	70	46
M-5	Average Life (years)	26.68	10.35	7.08	5.34	4.47	4.10
	First Payment Period	272	56	37	38	40	42
	Last Payment Period	355	247	177	133	104	84
	Window (months)	84	192	141	96	65	43
M-6	Average Life (years)	26.67	10.26	7.01	5.29	4.39	3.98
	First Payment Period	272	56	37	38	39	41
	Last Payment Period	354	233	166	124	97	78
	Window (months)	83	178	130	87	59	38
M-7	Average Life (years)	26.66	10.16	6.93	5.23	4.32	3.88
	First Payment Period	272	56	37	37	39	40
	Last Payment Period	353	222	156	117	91	73
	Window (months)	82	167	120	81	53	34


AMERIQUEST

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-8	Average Life (years)	26.64	10.02	6.82	5.12	4.22	3.78
	First Payment Period	272	56	37	37	38	39
	Last Payment Period	352	209	146	109	85	68
	Window (months)	81	154	110	73	48	30
M-9	Average Life (years)	26.60	9.76	6.62	4.97	4.10	3.64
	First Payment Period	272	56	37	37	38	38
	Last Payment Period	349	192	133	99	77	62
	Window (months)	78	137	97	63	40	25
M-10	Average Life (years)	26.50	9.32	6.30	4.72	3.87	3.45
	First Payment Period	272	56	37	37	37	38
	Last Payment Period	345	170	117	86	67	53
	Window (months)	74	115	81	50	31	16
M-11	Average Life (years)	26.24	8.56	5.76	4.32	3.54	3.18
	First Payment Period	272	56	37	37	37	37
	Last Payment Period	338	143	97	72	55	44
	Window (months)	67	88	61	36	19	8



Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	6.15	22.57
2	6.24	22.61
3	6.15	22.47
4	6.25	22.48
5	6.16	22.30
6	6.17	22.19
7	6.46	22.36
8	6.18	21.92
9	6.28	21.84
10	6.20	21.56
11	6.30	21.46
12	6.22	21.14
13	6.23	20.92
14	6.34	20.81
15	6.24	20.50
16	6.36	20.40
17	6.26	20.09
18	6.27	19.89
19	6.64	20.05
20	6.29	19.51
21	6.42	19.45
22	6.32	19.16
23	6.49	19.16
24	7.32	19.42
25	7.34	18.81
26	7.51	18.42
27	7.35	17.73
28	7.52	17.77
29	7.36	17.47
30	7.47	17.81
31	7.84	18.09
32	7.48	17.54
33	7.66	17.60

Period	NWC(1) (%)	Max Rate (2, 3) (%)
34	7.48	17.27
35	7.67	17.36
36	7.63	17.66
37	7.63	17.54
38	7.82	17.64
39	7.63	17.28
40	7.82	17.39
41	7.62	17.06
42	7.64	17.48
43	8.26	18.17
44	7.63	17.24
45	7.83	17.38
46	7.63	17.02
47	7.83	17.18
48	7.63	17.34
49	7.63	17.24
50	7.83	17.40
51	7.62	17.02
52	7.82	17.18
53	7.62	16.80
54	7.62	16.77
55	8.27	17.56
56	7.94	10.14
57	8.20	10.46
58	7.93	10.11
59	8.19	10.43
60	7.92	10.15
61	7.91	10.13
62	8.17	10.45
63	7.90	10.10
64	8.15	10.42
65	7.88	10.07
66	7.88	10.06

Period	NWC(1) (%)	Max Rate (2, 3) (%)
67	8.71	11.12
68	7.86	10.02
69	8.12	10.34
70	7.85	9.99
71	8.11	10.31
72	7.84	9.96
73	7.83	9.95
74	8.09	10.26
75	7.82	9.91
76	8.07	10.23
77	7.81	9.88
78	7.80	9.87
79	8.33	10.53
80	7.79	9.84
81	8.04	10.15
82	7.77	9.80
83	8.03	10.12
84	7.76	9.77
85	7.76	9.76
86	8.01	10.07
87	7.74	9.73
88	7.99	10.04
89	7.73	9.70

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.58% and 4.03% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	5.69	22.11	34	7.18	16.84	67	8.41	10.70
2	5.77	22.14	35	7.35	16.91	68	7.59	9.65
3	5.70	22.01	36	7.34	17.24	69	7.84	9.96
4	5.77	22.01	37	7.34	17.12	70	7.58	9.62
5	5.71	21.85	38	7.52	17.20	71	7.82	9.92
6	5.71	21.74	39	7.34	16.87	72	7.56	9.59
7	5.96	21.85	40	7.52	16.97	73	7.55	9.57
8	5.72	21.46	41	7.34	16.65	74	7.80	9.87
9	5.81	21.37	42	7.38	17.08	75	7.54	9.54
10	5.74	21.11	43	7.98	17.73	76	7.78	9.84
11	5.83	20.99	44	7.38	16.84	77	7.52	9.51
12	5.76	20.68	45	7.56	16.98	78	7.52	9.49
13	5.77	20.47	46	7.37	16.63	79	8.03	10.13
14	5.87	20.34	47	7.56	16.78	80	7.50	9.46
15	5.79	20.04	48	7.37	16.96	81	7.74	9.76
16	5.89	19.93	49	7.37	16.86	82	7.49	9.43
17	5.81	19.64	50	7.56	17.00	83	7.73	9.72
18	5.82	19.44	51	7.36	16.63	84	7.47	9.40
19	6.14	19.55	52	7.55	16.79	85	7.46	9.38
20	5.83	19.05	53	7.36	16.42	86	7.71	9.68
21	5.97	18.99	54	7.36	16.39	87	7.45	9.35
22	5.90	18.74	55	7.98	17.14	88	7.69	9.64
23	6.04	18.71	56	7.68	9.76	89	7.44	9.32
24	6.94	18.97	57	7.93	10.07			
25	6.97	18.37	58	7.66	9.73			
26	7.13	17.96	59	7.91	10.04			
27	6.97	17.30	60	7.65	9.78			
28	7.14	17.33	61	7.64	9.76			
29	6.99	17.03	62	7.89	10.07			
30	7.17	17.37	63	7.63	9.73			
31	7.52	17.62	64	7.87	10.04			
32	7.17	17.09	65	7.61	9.70			
33	7.35	17.15	66	7.60	9.68			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.58% and 4.03% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	6.07	22.49	34	7.43	17.20	67	8.66	11.05
2	6.16	22.53	35	7.62	17.29	68	7.82	9.96
3	6.08	22.39	36	7.58	17.59	69	8.07	10.28
4	6.17	22.40	37	7.58	17.47	70	7.81	9.93
5	6.09	22.23	38	7.77	17.57	71	8.06	10.24
6	6.09	22.12	39	7.58	17.22	72	7.79	9.90
7	6.38	22.27	40	7.77	17.32	73	7.79	9.88
8	6.10	21.84	41	7.58	16.99	74	8.04	10.20
9	6.20	21.77	42	7.59	17.41	75	7.77	9.85
10	6.12	21.49	43	8.22	18.10	76	8.02	10.16
11	6.22	21.38	44	7.59	17.18	77	7.76	9.82
12	6.14	21.06	45	7.78	17.31	78	7.75	9.80
13	6.15	20.85	46	7.59	16.95	79	8.28	10.46
14	6.26	20.73	47	7.78	17.11	80	7.74	9.77
15	6.17	20.42	48	7.58	17.28	81	7.99	10.08
16	6.28	20.32	49	7.58	17.18	82	7.73	9.74
17	6.19	20.01	50	7.78	17.33	83	7.98	10.05
18	6.20	19.81	51	7.58	16.95	84	7.71	9.71
19	6.56	19.97	52	7.78	17.12	85	7.71	9.69
20	6.21	19.43	53	7.58	16.74	86	7.96	10.00
21	6.35	19.37	54	7.57	16.71	87	7.69	9.66
22	6.25	19.09	55	8.22	17.49	88	7.94	9.97
23	6.42	19.09	56	7.90	10.07	89	7.68	9.63
24	7.26	19.34	57	8.15	10.39			
25	7.28	18.74	58	7.88	10.04			
26	7.45	18.34	59	8.14	10.36			
27	7.28	17.66	60	7.87	10.08			
28	7.46	17.70	61	7.86	10.07			
29	7.30	17.39	62	8.12	10.39			
30	7.42	17.74	63	7.85	10.04			
31	7.79	18.01	64	8.11	10.36			
32	7.43	17.46	65	7.84	10.01			
33	7.61	17.52	66	7.83	9.99			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.58% and 4.03% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

Excess Spread

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
1	2.34	3.58	4.03	2.34
2	2.35	3.86	4.20	2.35
3	2.35	4.00	4.28	2.35
4	2.36	4.15	4.36	2.35
5	2.35	4.23	4.43	2.34
6	2.35	4.35	4.46	2.34
7	2.39	4.39	4.49	2.37
8	2.36	4.38	4.52	2.33
9	2.38	4.45	4.54	2.34
10	2.37	4.51	4.57	2.19
11	2.39	4.46	4.58	2.33
12	2.38	4.51	4.60	2.18
13	2.38	4.55	4.62	2.13
14	2.41	4.53	4.63	2.30
15	2.39	4.57	4.64	2.09
16	2.42	4.60	4.65	2.22
17	2.40	4.58	4.66	2.07
18	2.40	4.61	4.67	2.03
19	2.50	4.63	4.67	2.33
20	2.41	4.60	4.68	2.03
21	2.46	4.62	4.69	2.17
22	2.44	4.64	4.70	2.00
23	2.51	4.63	4.70	2.21
24	3.45	4.65	4.71	3.09
25	3.46	4.66	4.72	3.06
26	3.50	4.65	4.73	3.19
27	3.43	4.67	4.73	2.97
28	3.49	4.68	4.73	3.12
29	3.43	4.68	4.73	2.96
30	3.55	4.69	4.74	3.24
31	3.68	4.70	4.74	3.56
32	3.55	4.67	4.74	3.24
33	3.61	4.69	4.74	3.38

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
34	3.54	4.69	4.75	3.20
35	3.61	4.69	4.75	3.37
36	3.68	4.70	4.76	3.40
37	3.67	4.71	4.77	3.38
38	3.76	4.70	4.77	3.56
39	3.70	4.71	4.78	3.38
40	3.78	4.72	4.78	3.54
41	3.71	4.73	4.79	3.36
42	3.74	4.74	4.79	3.43
43	3.96	4.74	4.80	3.89
44	3.74	4.74	4.80	3.42
45	3.82	4.75	4.81	3.58
46	3.74	4.75	4.81	3.39
47	3.82	4.76	4.82	3.56
48	3.74	4.76	4.82	3.39
49	3.74	4.77	4.83	3.38
50	3.82	4.77	4.83	3.55
51	3.74	4.77	4.84	3.37
52	3.82	4.78	4.84	3.52
53	3.74	4.79	4.84	3.34
54	3.74	4.80	4.85	3.34
55	3.99	4.80	4.85	3.83
56	4.08	4.79	4.85	3.33
57	4.21	4.80	4.86	3.49
58	4.07	4.80	4.86	3.31
59	4.20	4.80	4.86	3.48
60	4.07	4.81	4.87	3.30
61	4.06	4.81	4.88	3.30
62	4.19	4.81	4.88	3.47
63	4.06	4.82	4.88	3.28
64	4.18	4.83	4.89	3.44
65	4.05	4.84	4.89	3.26
66	4.05	4.85	4.89	3.26

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
67	4.44	4.84	4.90	3.77
68	4.04	4.84	4.90	3.26
69	4.17	4.84	4.90	3.42
70	4.04	4.85	4.91	3.24
71	4.17	4.85	4.91	3.41
72	4.04	4.86	4.92	3.24
73	4.03	4.86	4.93	3.23
74	4.16	4.86	4.93	3.40
75	4.03	4.87	4.94	3.22
76	4.16	4.88	4.94	3.38
77	4.03	4.89	4.95	3.19
78	4.03	4.90	4.95	3.20
79	4.28	4.90	4.96	3.54
80	4.03	4.89	4.96	3.21
81	4.15	4.90	4.95	3.37
82	4.03	4.91	4.94	3.19
83	4.15	4.91	4.94	3.35
84	4.03	4.92	4.93	3.16
85	4.03	4.90	4.92	3.18
86	4.15	4.85	4.91	3.40
87	4.03	4.85	4.91	3.23
88	4.15	4.86	4.92	3.39
89	4.03	4.86	4.92	3.22

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.58% and 4.03% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves and cash flows are run to the optional termination at the pricing speed.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	8,550	
Aggregate Current Principal Balance:	$1,500,000,201.50	
Average Current Principal Balance:	$175,438.62	$59,033.87 - $913,500.00
Aggregate Original Principal Balance:	$1,501,217,337.00	
Average Original Principal Balance:	$175,580.98	$60,000.00 - $913,500.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rates:	7.660%	5.500% - 12.990%
Wtd. Avg. Original Term to Maturity (months):	353	120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	352	117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.824%	1.850% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.846%	11.500% - 18.990%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.846%	5.500% - 12.990%
Wtd. Avg. Original LTV:	77.47%	8.08% - 95.00%
Wtd. Avg. Borrower FICO:	614	500 - 812

Geographic Distribution (Top 5):	CA	16.53%
	FL	11.83%
	NY	8.68%
	NJ	6.55%
	MD	5.51%



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr / 6 Mo Libor	4,446	730,691,611.19	48.71	358	41.30	8.127	583	77.01
2 Yr / 6 Mo Libor - 5 Yr IO	780	208,126,804.93	13.88	359	41.20	7.051	652	81.79
30 Yr Fixed - 5 Yr IO	273	65,549,257.27	4.37	359	40.05	6.863	676	78.63
3 Yr / 6 Mo Libor	672	100,688,507.25	6.71	356	39.82	7.904	590	77.79
3 Yr / 6 Mo Libor - 5 Yr IO	188	48,329,978.71	3.22	359	41.00	6.895	657	80.43
Fixed	2,191	346,614,042.15	23.11	331	38.70	7.227	645	75.15
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,268	179,243,397.00	11.94	340	38.31	8.666	590	72.40
100,000.01 - 150,000.00	2,213	274,929,715.00	18.31	348	39.49	8.021	600	76.84
150,000.01 - 200,000.00	1,508	261,900,120.00	17.45	352	40.68	7.674	609	77.42
200,000.01 - 250,000.00	911	203,804,812.00	13.58	355	40.74	7.532	613	77.40
250,000.01 - 300,000.00	646	176,768,369.00	11.78	356	41.69	7.266	624	78.90
300,000.01 - 350,000.00	381	123,330,154.00	8.22	355	41.52	7.201	624	78.99
350,000.01 - 400,000.00	236	88,477,956.00	5.89	355	42.12	7.102	634	79.81
400,000.01 - 450,000.00	137	57,910,639.00	3.86	354	42.17	7.091	641	80.05
450,000.01 - 500,000.00	115	54,748,879.00	3.65	355	40.01	7.099	635	79.15
500,000.01 - 550,000.00	45	23,555,200.00	1.57	352	42.25	7.303	633	82.86
550,000.01 - 600,000.00	49	28,327,623.00	1.89	359	39.36	7.585	641	79.64
600,000.01 - 650,000.00	14	8,820,500.00	0.59	359	41.72	7.289	628	79.87
650,000.01 - 700,000.00	15	10,189,157.00	0.68	359	43.05	7.554	636	78.98
700,000.01 - 750,000.00	10	7,391,816.00	0.49	358	40.85	7.445	631	79.06
900,000.01 - 950,000.00	2	1,819,000.00	0.12	359	43.53	6.729	680	69.50
Total:	**8,550**	**1,501,217,337.00**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

*Based on the original balances of the Mortgage Loans.



DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,272	179,454,043.16	11.96	340	38.31	8.666	590	72.41
100,000.01 - 150,000.00	2,210	274,405,967.84	18.29	348	39.50	8.021	600	76.83
150,000.01 - 200,000.00	1,509	261,921,409.40	17.46	352	40.69	7.674	609	77.44
200,000.01 - 250,000.00	910	203,489,225.79	13.57	355	40.71	7.530	613	77.40
250,000.01 - 300,000.00	647	176,992,799.80	11.80	356	41.69	7.269	624	78.86
300,000.01 - 350,000.00	380	122,995,745.13	8.20	356	41.51	7.197	624	79.03
350,000.01 - 400,000.00	235	88,076,074.08	5.87	355	42.17	7.105	634	79.88
400,000.01 - 450,000.00	137	57,881,618.16	3.86	354	42.17	7.091	641	80.05
450,000.01 - 500,000.00	115	54,714,102.01	3.65	355	40.02	7.100	635	79.15
500,000.01 - 550,000.00	45	23,541,657.81	1.57	352	42.25	7.303	633	82.86
550,000.01 - 600,000.00	49	28,318,538.85	1.89	359	39.36	7.585	641	79.64
600,000.01 - 650,000.00	14	8,816,877.64	0.59	359	41.72	7.289	628	79.87
650,000.01 - 700,000.00	15	10,183,843.58	0.68	359	43.05	7.554	636	78.98
700,000.01 - 750,000.00	10	7,390,217.07	0.49	358	40.85	7.445	631	79.06
900,000.01 - 950,000.00	2	1,818,081.18	0.12	359	43.53	6.729	680	69.50
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	42	4,388,469.40	0.29	119	36.95	7.420	630	61.94
121 - 180	257	29,973,282.32	2.00	179	34.75	7.498	628	70.45
181 - 240	242	31,816,669.18	2.12	239	36.94	7.414	631	73.69
241 - 300	50	8,463,920.78	0.56	298	38.45	6.940	658	75.19
301 - 360	7,959	1,425,357,859.82	95.02	359	40.75	7.674	613	77.77
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	220	62,308,980.45	4.15	346	38.44	5.839	692	74.18
6.000 - 6.499	635	155,615,605.03	10.37	349	39.39	6.280	660	77.43
6.500 - 6.999	1,766	381,022,685.74	25.40	353	40.36	6.771	637	78.78
7.000 - 7.499	960	176,152,807.45	11.74	351	40.26	7.255	625	78.48
7.500 - 7.999	1,495	247,818,385.64	16.52	351	40.45	7.741	606	77.77
8.000 - 8.499	767	115,229,665.29	7.68	351	40.20	8.258	582	75.08
8.500 - 8.999	1,052	150,807,835.02	10.05	354	41.26	8.752	571	76.00
9.000 - 9.499	433	60,423,513.94	4.03	355	42.33	9.253	565	76.49
9.500 - 9.999	585	74,192,303.79	4.95	352	41.69	9.746	563	78.19
10.000 - 10.499	273	34,109,839.63	2.27	356	43.40	10.265	565	78.06
10.500 - 10.999	210	25,078,224.54	1.67	352	42.63	10.738	555	75.94
11.000 - 11.499	75	9,110,597.95	0.61	347	41.58	11.262	560	76.60
11.500 - 11.999	62	6,005,388.52	0.40	355	42.31	11.760	547	76.38
12.000 - 12.499	16	2,002,818.51	0.13	359	35.35	12.235	550	79.55
12.500 - 12.999	1	121,550.00	0.01	359	41.00	12.990	622	85.00
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	49	4,223,492.91	0.28	320	36.22	8.189	606	20.06
25.01 - 30.00	37	4,519,296.73	0.30	337	38.20	7.735	594	27.93
30.01 - 35.00	57	5,789,308.97	0.39	348	36.07	8.060	583	32.63
35.01 - 40.00	90	10,819,003.73	0.72	340	38.92	7.722	601	37.96
40.01 - 45.00	119	16,018,907.96	1.07	340	37.52	7.669	605	42.62
45.01 - 50.00	156	21,991,528.20	1.47	347	39.56	7.741	600	47.86
50.01 - 55.00	255	37,563,261.84	2.50	342	38.82	7.748	596	52.69
55.01 - 60.00	371	55,189,209.99	3.68	347	39.82	7.864	589	58.00
60.01 - 65.00	386	68,545,787.98	4.57	347	38.64	7.481	607	62.74
65.01 - 70.00	596	103,424,991.15	6.89	350	40.24	7.592	598	67.94
70.01 - 75.00	1,269	205,685,894.17	13.71	351	40.88	8.023	585	73.55
75.01 - 80.00	1,503	267,531,102.81	17.84	350	39.81	7.374	619	78.68
80.01 - 85.00	1,325	253,084,391.85	16.87	354	41.49	7.857	611	83.73
85.01 - 90.00	2,274	432,749,564.52	28.85	355	41.09	7.553	634	89.16
90.01 - 95.00	63	12,864,458.69	0.86	355	42.44	7.324	699	93.96
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**


AMERIQUEST

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	450	59,477,833.35	3.97	355	42.14	9.103	509	65.71
520 - 539	757	108,234,093.38	7.22	354	41.77	9.086	529	72.23
540 - 559	964	146,604,919.79	9.77	355	40.52	8.573	551	74.31
560 - 579	806	127,627,810.43	8.51	354	41.24	8.269	569	76.78
580 - 599	789	130,210,730.96	8.68	354	40.71	8.043	589	78.03
600 - 619	933	155,973,424.76	10.40	351	40.82	7.669	609	78.22
620 - 639	1,173	226,704,528.68	15.11	352	40.32	7.352	629	79.81
640 - 659	1,251	240,118,474.74	16.01	348	39.85	7.012	649	79.70
660 - 679	910	179,310,976.01	11.95	347	39.77	6.820	668	78.35
680 - 699	227	51,734,094.90	3.45	351	40.64	6.791	690	81.67
700 - 719	129	33,445,817.71	2.23	355	39.70	6.658	708	79.53
720 - 739	64	17,245,251.71	1.15	353	40.14	6.564	728	80.93
740 - 759	49	10,812,261.97	0.72	335	39.93	6.295	749	81.28
760 - 779	31	8,440,002.77	0.56	344	38.59	6.428	768	80.03
780 - 799	11	2,588,917.21	0.17	359	38.07	6.405	787	75.99
800 - 819	6	1,471,063.13	0.10	359	43.46	6.953	803	80.99
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	399	58,578,922.16	3.91	343	14.92	7.775	612	73.73
20.01 - 25.00	445	66,336,178.35	4.42	343	23.26	7.589	611	74.42
25.01 - 30.00	743	114,465,306.90	7.63	347	28.23	7.567	612	75.48
30.01 - 35.00	1,000	163,202,306.49	10.88	350	33.09	7.532	618	77.32
35.01 - 40.00	1,197	214,497,720.27	14.30	351	38.10	7.479	620	77.17
40.01 - 45.00	1,607	290,942,391.26	19.40	353	43.14	7.623	618	78.34
45.01 - 50.00	2,614	503,566,874.80	33.57	354	48.26	7.608	618	79.06
50.01 - 55.00	545	88,410,501.27	5.89	356	53.24	8.853	556	73.97
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**


AMERIQUEST

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	905	247,881,211.79	16.53	355	40.55	7.073	625	73.73
Florida	1,168	177,406,038.11	11.83	351	40.18	7.666	602	77.55
New York	506	130,126,775.27	8.68	352	42.40	7.637	619	73.69
New Jersey	436	98,201,370.02	6.55	356	41.22	8.153	609	75.73
Maryland	418	82,646,146.22	5.51	355	40.80	7.704	605	78.38
Massachusetts	335	82,574,136.26	5.50	355	41.77	6.495	641	78.39
Pennsylvania	484	65,211,139.49	4.35	346	40.28	7.777	603	78.90
Ohio	515	57,944,883.63	3.86	347	38.36	7.907	603	79.04
Arizona	282	50,122,601.99	3.34	357	39.89	7.452	615	80.87
Illinois	317	50,115,699.71	3.34	353	41.70	8.828	601	78.77
Texas	356	41,415,230.74	2.76	336	38.90	8.328	601	77.43
Washington	186	41,237,337.98	2.75	357	39.68	7.424	623	80.58
Wisconsin	249	34,429,086.92	2.30	348	40.45	7.936	632	82.31
Michigan	266	32,785,141.27	2.19	351	40.27	7.921	605	80.88
Minnesota	134	25,259,480.59	1.68	349	40.40	7.466	630	82.31
Georgia	166	23,567,927.91	1.57	352	36.97	8.473	613	81.66
Connecticut	113	22,428,830.81	1.50	352	40.93	7.775	605	78.04
Indiana	176	18,019,510.88	1.20	350	39.10	8.480	608	83.23
Nevada	82	17,718,956.01	1.18	346	39.70	7.356	618	76.63
Hawaii	62	17,652,357.46	1.18	349	40.56	7.194	628	72.66
Missouri	135	17,385,385.48	1.16	351	38.30	8.000	605	82.25
Louisiana	142	15,295,340.00	1.02	340	38.11	8.145	590	77.38
New Hampshire	81	14,797,221.01	0.99	350	40.88	7.590	609	76.77
North Carolina	118	14,282,078.69	0.95	346	40.11	9.078	591	81.29
Rhode Island	68	13,603,162.30	0.91	353	42.88	7.093	615	75.52
South Carolina	82	11,429,523.15	0.76	348	39.57	8.589	597	78.33
Colorado	65	10,532,317.91	0.70	355	38.72	7.504	620	80.64
Oregon	55	10,069,494.56	0.67	356	42.57	7.528	617	77.66
Tennessee	87	9,774,151.75	0.65	331	40.17	7.924	621	81.09
Mississippi	97	9,407,064.71	0.63	343	41.55	8.324	601	82.57
Maine	65	9,401,611.10	0.63	339	41.46	7.742	616	75.23
Alabama	65	6,336,240.41	0.42	349	39.89	8.503	622	83.19
Utah	36	5,969,233.09	0.40	359	42.53	7.668	614	83.48
Oklahoma	60	5,890,859.39	0.39	336	40.92	8.191	598	81.57
Delaware	42	5,703,621.74	0.38	352	40.76	7.809	596	76.68
Iowa	45	4,695,022.91	0.31	348	40.62	8.381	603	83.42
Kansas	33	3,640,340.44	0.24	342	38.30	8.346	609	81.76
Arkansas	26	3,260,709.42	0.22	353	44.70	8.476	615	82.42
Kentucky	26	2,895,999.47	0.19	327	37.75	7.895	625	81.97
Montana	18	2,643,681.63	0.18	325	39.17	8.856	596	81.03
District Of Columbia	11	1,572,365.64	0.10	359	37.66	7.792	578	63.15
Wyoming	13	1,428,339.97	0.10	337	41.31	8.959	605	81.89
Alaska	4	905,440.97	0.06	359	43.00	7.473	638	86.38
Idaho	6	855,225.45	0.06	349	29.15	8.254	617	78.80
Vermont	6	778,573.84	0.05	359	37.24	8.243	627	65.75
South Dakota	4	393,735.53	0.03	359	47.69	8.180	626	87.54
North Dakota	3	235,940.28	0.02	302	37.43	9.183	553	73.78
Nebraska	1	73,657.60	0.00	356	23.00	9.650	547	90.00
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	8,287	1,464,593,945.11	97.64	352	40.56	7.640	613	77.48
Non-Owner Occupied	196	25,110,120.85	1.67	354	36.79	8.583	624	77.25
Second Home	67	10,296,135.54	0.69	354	43.65	8.184	632	76.85
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,700	1,167,792,136.90	77.85	351	40.28	7.548	615	78.01
Limited Documentation	1,193	206,792,510.95	13.79	353	40.55	7.946	604	77.51
Stated Documentation	657	125,415,553.65	8.36	357	42.75	8.228	614	72.38
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	8,008	1,411,165,199.47	94.08	352	40.55	7.664	613	77.31
Refinance-Debt Consolidation No Cash Out***	390	60,194,867.66	4.01	347	40.13	7.670	628	79.86
Purchase	152	28,640,134.37	1.91	359	39.93	7.432	638	80.69
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	205	53,171,596.88	3.54	350	40.16	6.441	739	80.25
7A	278	66,021,318.19	4.40	352	39.74	6.696	694	81.18
6A	846	168,428,154.31	11.23	347	39.58	6.758	668	78.47
5A	1,134	219,736,844.09	14.65	349	39.86	6.944	649	79.87
4A	1,007	196,729,105.95	13.12	351	40.48	7.267	630	80.21
3A	737	126,748,727.91	8.45	350	41.12	7.490	614	79.42
2A	936	154,266,553.43	10.28	353	39.75	7.753	603	78.12
A	1,291	214,194,568.19	14.28	354	40.55	8.136	570	77.81
B	1,140	166,384,490.85	11.09	355	42.46	9.116	548	74.21
C	829	116,141,991.58	7.74	355	41.63	8.931	538	68.08
D	147	18,176,850.12	1.21	355	38.8	9.332	524	55.07
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	7,412	1,269,067,982.95	84.60	351	40.33	7.661	613	77.57
Pud	417	86,455,450.85	5.76	354	41.04	7.536	609	78.98
Two-to-Four Family	298	72,624,246.90	4.84	357	43.33	7.705	627	72.92
Condominium	294	53,453,007.85	3.56	356	40.24	7.659	622	78.97
Single Family Attached	97	12,653,389.32	0.84	343	40.36	8.226	590	76.87
Pud Attached	25	4,971,355.40	0.33	350	42.68	7.495	621	81.04
Manufactured Housing	7	774,768.23	0.05	359	42.66	7.768	632	68.67
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**



DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,119	582,064,493.27	38.80	354	41.22	7.985	611	77.34
12	258	61,599,042.32	4.11	345	41.20	6.929	647	74.47
24	16	3,389,008.29	0.23	359	32.63	7.799	621	83.25
30	28	5,438,409.93	0.36	355	38.78	8.256	605	86.26
36	5,129	847,509,247.69	56.50	351	40.03	7.485	613	77.71
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	8,035	1,261,223,124.84	84.08	351	40.43	7.755	609	77.00
Non-Conforming	515	238,777,076.66	15.92	355	41.01	7.159	637	79.99
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	112	30,530,170.23	2.81	358	40.05	5.819	675	76.62
12.000 - 12.499	314	80,999,799.05	7.45	358	41.16	6.278	643	79.10
12.500 - 12.999	1,114	255,245,669.17	23.46	358	40.77	6.777	626	79.26
13.000 - 13.499	628	123,073,378.40	11.31	358	40.84	7.254	617	79.34
13.500 - 13.999	1,013	181,854,438.46	16.72	358	40.89	7.745	595	78.23
14.000 - 14.499	600	95,186,487.67	8.75	357	40.29	8.261	575	75.55
14.500 - 14.999	900	133,808,229.28	12.30	357	41.43	8.757	567	76.36
15.000 - 15.499	380	54,966,904.52	5.05	357	42.51	9.253	565	77.36
15.500 - 15.999	506	66,952,689.81	6.15	357	41.80	9.748	562	78.85
16.000 - 16.499	235	30,213,126.45	2.78	358	43.74	10.264	567	78.77
16.500 - 16.999	158	19,969,390.25	1.84	358	43.25	10.731	559	77.61
17.000 - 17.499	60	7,842,661.46	0.72	356	42.05	11.261	564	78.41
17.500 - 17.999	50	5,159,964.08	0.47	359	41.81	11.766	549	76.59
18.000 - 18.499	15	1,912,443.25	0.18	359	35.36	12.236	550	79.53
18.500 - 18.999	1	121,550.00	0.01	359	41.00	12.990	622	85.00
Total:	**6,086**	**1,087,836,902.08**	**100.00**	**358**	**41.13**	**7.846**	**600**	**78.15**

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	112	30,530,170.23	2.81	358	40.05	5.819	675	76.62
6.000 - 6.499	314	80,999,799.05	7.45	358	41.16	6.278	643	79.10
6.500 - 6.999	1,114	255,245,669.17	23.46	358	40.77	6.777	626	79.26
7.000 - 7.499	628	123,073,378.40	11.31	358	40.84	7.254	617	79.34
7.500 - 7.999	1,013	181,854,438.46	16.72	358	40.89	7.745	595	78.23
8.000 - 8.499	600	95,186,487.67	8.75	357	40.29	8.261	575	75.55
8.500 - 8.999	900	133,808,229.28	12.30	357	41.43	8.757	567	76.36
9.000 - 9.499	380	54,966,904.52	5.05	357	42.51	9.253	565	77.36
9.500 - 9.999	506	66,952,689.81	6.15	357	41.80	9.748	562	78.85
10.000 - 10.499	235	30,213,126.45	2.78	358	43.74	10.264	567	78.77
10.500 - 10.999	158	19,969,390.25	1.84	358	43.25	10.731	559	77.61
11.000 - 11.499	60	7,842,661.46	0.72	356	42.05	11.261	564	78.41
11.500 - 11.999	50	5,159,964.08	0.47	359	41.81	11.766	549	76.59
12.000 - 12.499	15	1,912,443.25	0.18	359	35.36	12.236	550	79.53
12.500 - 12.999	1	121,550.00	0.01	359	41.00	12.990	622	85.00
Total:	**6,086**	**1,087,836,902.08**	**100.00**	**358**	**41.13**	**7.846**	**600**	**78.15**



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
< = 2.999	12	3,200,996.92	0.29	359	42.85	6.100	686	76.72
3.000 - 3.249	64	16,131,274.65	1.48	359	42.96	6.600	600	77.97
3.250 - 3.499	48	12,253,697.61	1.13	359	42.38	6.498	615	81.79
3.500 - 3.749	43	13,047,710.41	1.20	359	44.28	6.370	644	83.59
3.750 - 3.999	6	1,117,476.01	0.10	358	47.12	7.077	618	80.98
4.000 - 4.249	32	4,692,753.38	0.43	359	38.87	9.046	585	76.72
4.250 - 4.499	239	39,672,378.34	3.65	359	42.44	8.872	598	80.02
4.500 - 4.749	19	3,974,014.15	0.37	359	43.01	7.106	667	81.76
4.750 - 4.999	73	18,147,861.31	1.67	359	41.74	6.926	714	81.51
5.000 - 5.249	147	31,486,695.92	2.89	358	40.42	7.081	681	82.57
5.250 - 5.499	369	82,038,520.52	7.54	359	40.53	6.791	663	81.35
5.500 - 5.749	533	111,942,781.40	10.29	357	40.73	7.081	644	81.97
5.750 - 5.999	650	137,799,719.01	12.67	358	41.32	7.307	624	82.13
6.000 - 6.249	1,151	200,724,723.18	18.45	358	40.23	7.626	602	79.53
6.250 - 6.499	1,049	171,444,815.58	15.76	357	41.17	8.291	566	77.65
6.500 - 6.749	1,006	148,126,203.48	13.62	357	41.79	9.024	546	73.24
6.750 - 6.999	645	92,035,280.21	8.46	357	41.21	8.928	536	66.23
Total:	**6,086**	**1,087,836,902.08**	**100.00**	**358**	**41.13**	**7.846**	**600**	**78.15**

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 1, 2007	16	2,566,537.57	0.24	355	38.56	8.768	566	74.29
April 1, 2007	46	10,272,313.03	0.94	356	39.53	7.959	604	80.10
May 1, 2007	64	13,668,677.65	1.26	357	39.48	7.545	619	77.60
June 1, 2007	249	36,498,830.86	3.36	356	39.75	7.844	583	73.91
July 1, 2007	4,752	858,502,174.01	78.92	358	41.39	7.893	598	78.25
August 1, 2007	99	17,309,883.00	1.59	359	41.64	7.875	604	77.71
March 1, 2008	1	97,111.27	0.01	355	50.00	7.200	616	64.48
April 1, 2008	5	1,038,185.71	0.10	356	46.11	7.871	602	81.51
May 1, 2008	8	1,053,967.38	0.10	357	33.28	7.460	603	62.71
June 1, 2008	39	5,196,166.13	0.48	356	34.96	8.229	579	70.64
July 1, 2008	779	138,016,417.24	12.69	357	40.47	7.529	614	79.09
August 1, 2008	28	3,616,638.23	0.33	355	37.78	8.415	585	77.64
Total:	**6,086**	**1,087,836,902.08**	**100.00**	**358**	**41.13**	**7.846**	**600**	**78.15**


AMERIQUEST

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	6,086	1,087,836,902.08	100.00	358	41.13	7.846	600	78.15
Total:	**6,086**	**1,087,836,902.08**	**100.00**	**358**	**41.13**	**7.846**	**600**	**78.15**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	6,086	1,087,836,902.08	100.00	358	41.13	7.846	600	78.15
Total:	**6,086**	**1,087,836,902.08**	**100.00**	**358**	**41.13**	**7.846**	**600**	**78.15**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES(%)	FICO	OLTV%
Not-Insured AVM	6,572	1,169,527,904.62	77.97	354	40.96	7.808	608	78.93
Insured AVM	1,978	330,472,296.88	22.03	344	38.95	7.136	635	72.33
Total:	**8,550**	**1,500,000,201.50**	**100.00**	**352**	**40.52**	**7.660**	**614**	**77.47**


AMERIQUEST

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,972		
Aggregate Current Principal Balance:	$1,247,652,419.34		
Average Current Principal Balance:	$156,504.32		$59,033.87 - $561,814.37
Aggregate Original Principal Balance:	$1,248,732,698.00		
Average Original Principal Balance:	$156,639.83		$60,000.00 - $562,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.752%		5.500% - 12.990%
Wtd. Avg. Original Term to Maturity (months):	352		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	351		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.866%		2.500% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.937%		11.500% - 18.990%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.937%		5.500% - 12.990%
Wtd. Avg. Original LTV:	76.98%		8.08 % - 95.00%
Wtd. Avg. Borrower FICO:	609		500 - 812
Geographic Distribution (Top 5):	FL	12.93%	
	CA	11.70%	
	NY	7.42%	
	NJ	6.69%	
	MD	5.56%	



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr / 6 Mo Libor	4,247	646,927,651.74	51.85	357	41.44	8.169	582	76.80
2 Yr / 6 Mo Libor - 5 Yr IO	621	132,713,413.13	10.64	359	41.41	7.032	651	81.03
30 Yr Fixed - 5 Yr IO	226	45,081,917.77	3.61	359	39.58	6.953	672	78.43
3 Yr / 6 Mo Libor	647	90,685,948.14	7.27	356	39.93	7.955	589	77.46
3 Yr / 6 Mo Libor - 5 Yr IO	151	31,509,204.55	2.53	359	41.80	6.944	656	79.64
Fixed	2,080	300,734,284.01	24.10	330	38.79	7.315	642	74.94
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,262	178,769,447.00	14.32	340	38.33	8.664	590	72.39
100,000.01 - 150,000.00	2,201	273,474,370.00	21.90	348	39.58	8.020	600	76.83
150,000.01 - 200,000.00	1,498	260,145,320.00	20.83	352	40.83	7.667	609	77.43
200,000.01 - 250,000.00	898	200,833,239.00	16.08	355	41.06	7.525	613	77.42
250,000.01 - 300,000.00	635	173,748,699.00	13.91	356	42.07	7.259	624	78.89
300,000.01 - 350,000.00	374	121,040,026.00	9.69	355	41.96	7.197	625	78.97
350,000.01 - 400,000.00	72	26,188,170.00	2.10	358	43.48	7.334	632	78.18
400,000.01 - 450,000.00	17	7,206,577.00	0.58	352	46.84	7.676	630	78.71
450,000.01 - 500,000.00	10	4,657,250.00	0.37	359	44.38	6.718	628	78.84
500,000.01 - 550,000.00	3	1,555,000.00	0.12	359	46.41	6.734	656	85.32
550,000.01 - 600,000.00	2	1,114,600.00	0.09	359	44.48	9.119	697	89.96
Total:	**7,972**	**1,248,732,698.00**	**100.00**	**351**	**40.63**	**7.751**	**609**	**76.98**

*Based on the original balances of the Mortgage Loans.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,266	178,980,497.27	14.35	340	38.33	8.664	590	72.40
100,000.01 - 150,000.00	2,198	272,951,739.96	21.88	348	39.59	8.020	600	76.82
150,000.01 - 200,000.00	1,499	260,167,935.28	20.85	352	40.84	7.667	609	77.45
200,000.01 - 250,000.00	897	200,519,323.30	16.07	355	41.03	7.523	613	77.42
250,000.01 - 300,000.00	636	173,976,750.46	13.94	356	42.06	7.262	624	78.85
300,000.01 - 350,000.00	373	120,707,285.14	9.67	356	41.95	7.193	624	79.01
350,000.01 - 400,000.00	71	25,824,764.53	2.07	358	43.66	7.345	633	78.36
400,000.01 - 450,000.00	17	7,201,161.43	0.58	352	46.84	7.676	630	78.71
450,000.01 - 500,000.00	10	4,654,890.86	0.37	359	44.38	6.718	628	78.85
500,000.01 - 550,000.00	3	1,553,656.74	0.12	359	46.41	6.734	656	85.32
550,000.01 - 600,000.00	2	1,114,414.37	0.09	359	44.48	9.119	697	89.96
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	42	4,388,469.40	0.35	119	36.95	7.420	630	61.94
121 - 180	246	26,121,362.35	2.09	179	35.56	7.619	626	69.66
181 - 240	238	30,072,961.60	2.41	239	36.91	7.456	630	73.48
241 - 300	48	7,619,900.80	0.61	298	39.04	6.954	656	74.55
301 - 360	7,398	1,179,449,725.19	94.53	359	40.86	7.768	608	77.30
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**



DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	168	39,629,499.65	3.18	346	38.50	5.836	691	74.45
6.000 - 6.499	550	118,086,793.01	9.46	346	39.21	6.287	658	76.50
6.500 - 6.999	1,570	294,567,252.20	23.61	352	40.17	6.771	636	78.17
7.000 - 7.499	900	149,307,841.67	11.97	349	40.21	7.251	624	77.87
7.500 - 7.999	1,424	215,976,195.00	17.31	351	40.64	7.746	604	77.21
8.000 - 8.499	729	99,039,817.24	7.94	351	40.80	8.255	578	74.71
8.500 - 8.999	1,027	139,067,616.89	11.15	353	41.37	8.756	571	75.79
9.000 - 9.499	417	54,208,326.43	4.34	355	42.30	9.253	562	75.90
9.500 - 9.999	565	66,660,170.65	5.34	352	42.05	9.741	561	77.66
10.000 - 10.499	270	32,577,479.65	2.61	356	43.09	10.264	564	78.05
10.500 - 10.999	203	22,269,777.41	1.78	351	42.87	10.733	553	76.72
11.000 - 11.499	74	8,941,905.55	0.72	347	41.93	11.263	560	76.63
11.500 - 11.999	59	5,471,551.54	0.44	355	42.13	11.765	546	76.74
12.000 - 12.499	15	1,726,642.45	0.14	359	38.28	12.224	552	78.68
12.500 - 12.999	1	121,550.00	0.01	359	41.00	12.990	622	85.00
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**



DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	49	4,223,492.91	0.34	320	36.22	8.189	606	20.06
25.01 - 30.00	36	4,308,296.73	0.35	336	39.87	7.798	590	27.88
30.01 - 35.00	57	5,789,308.97	0.46	348	36.07	8.060	583	32.63
35.01 - 40.00	89	10,419,258.80	0.84	339	38.38	7.701	602	37.88
40.01 - 45.00	117	15,488,090.34	1.24	339	37.27	7.702	604	42.60
45.01 - 50.00	151	19,633,750.67	1.57	345	38.80	7.754	595	47.78
50.01 - 55.00	245	33,696,374.79	2.70	342	39.58	7.773	595	52.61
55.01 - 60.00	360	50,638,659.43	4.06	349	39.87	7.955	585	58.07
60.01 - 65.00	367	59,718,932.29	4.79	346	39.13	7.528	603	62.69
65.01 - 70.00	559	87,183,166.90	6.99	348	40.12	7.695	593	67.95
70.01 - 75.00	1,193	172,827,725.17	13.85	350	41.26	8.125	580	73.61
75.01 - 80.00	1,398	221,958,095.15	17.79	350	40.01	7.485	614	78.70
80.01 - 85.00	1,204	196,406,578.92	15.74	353	41.64	7.979	605	83.76
85.01 - 90.00	2,087	353,711,230.65	28.35	355	41.15	7.637	632	89.17
90.01 - 95.00	60	11,649,457.62	0.93	355	42.20	7.339	703	93.97
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	443	56,570,115.20	4.53	355	41.90	9.106	509	65.29
520 - 539	732	98,207,196.75	7.87	354	42.21	9.105	529	71.93
540 - 559	931	133,140,394.69	10.67	355	40.79	8.574	551	74.21
560 - 579	776	116,074,977.60	9.30	354	41.55	8.323	569	76.48
580 - 599	746	111,581,871.16	8.94	353	41.15	8.083	589	77.96
600 - 619	889	137,394,860.36	11.01	351	40.48	7.712	609	78.29
620 - 639	1,060	175,544,839.85	14.07	351	40.14	7.379	629	79.27
640 - 659	1,139	190,013,186.09	15.23	347	39.71	7.046	649	79.02
660 - 679	824	142,076,190.50	11.39	347	39.98	6.855	668	77.83
680 - 699	195	37,895,982.27	3.04	349	40.19	6.911	689	82.24
700 - 719	106	22,639,523.83	1.81	353	40.38	6.652	707	80.29
720 - 739	49	9,981,447.05	0.80	349	41.12	6.661	728	80.81
740 - 759	43	8,305,061.77	0.67	334	39.73	6.397	749	83.76
760 - 779	25	5,770,791.88	0.46	337	39.47	6.370	767	80.09
780 - 799	9	1,553,917.21	0.12	359	38.33	6.550	786	73.57
800 - 819	5	902,063.13	0.07	359	39.34	6.514	804	78.51
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	344	40,878,686.66	3.28	341	16.31	7.743	609	71.27
20.01 - 25.00	421	56,620,220.33	4.54	344	23.35	7.688	608	74.47
25.01 - 30.00	712	100,948,978.83	8.09	346	28.23	7.640	608	74.88
30.01 - 35.00	955	141,803,736.99	11.37	349	33.10	7.584	614	77.25
35.01 - 40.00	1,112	177,129,064.65	14.20	349	38.09	7.610	614	76.37
40.01 - 45.00	1,490	240,406,995.72	19.27	353	43.16	7.747	613	77.90
45.01 - 50.00	2,414	411,364,457.65	32.97	354	48.27	7.684	615	78.72
50.01 - 55.00	524	78,500,278.51	6.29	356	53.29	8.933	551	73.44
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Florida	1,125	161,273,609.85	12.93	351	40.42	7.696	600	77.11
California	679	145,934,004.06	11.70	354	40.34	7.150	613	69.97
New York	422	92,524,826.44	7.42	352	42.49	7.778	611	71.81
New Jersey	403	83,491,711.99	6.69	357	41.38	8.211	603	74.59
Maryland	389	69,312,674.38	5.56	355	40.67	7.743	602	78.14
Massachusetts	302	67,755,449.77	5.43	356	41.68	6.505	641	77.69
Pennsylvania	478	62,456,920.94	5.01	345	39.99	7.802	602	78.76
Ohio	510	56,415,789.29	4.52	347	38.63	7.906	603	79.02
Arizona	275	46,870,616.41	3.76	356	40.12	7.500	613	81.15
Illinois	309	46,278,097.59	3.71	352	41.65	8.886	598	78.37
Texas	340	35,878,066.21	2.88	338	40.37	8.456	598	77.31
Wisconsin	246	33,234,572.30	2.66	348	40.41	7.983	630	82.23
Washington	166	31,722,552.86	2.54	356	40.19	7.468	613	80.89
Michigan	263	31,212,261.16	2.50	350	40.33	7.948	606	80.66
Minnesota	127	22,544,774.28	1.81	347	40.92	7.417	632	82.13
Georgia	157	19,690,783.71	1.58	350	38.38	8.565	616	81.49
Connecticut	108	19,591,899.53	1.57	351	40.34	7.760	607	77.80
Indiana	174	17,824,961.24	1.43	351	39.45	8.464	608	83.28
Hawaii	58	15,922,577.06	1.28	348	40.95	7.192	624	71.97
Nevada	77	15,312,398.47	1.23	344	41.10	7.392	613	76.53
Missouri	128	14,906,626.06	1.19	350	37.95	7.903	607	82.03
Louisiana	140	14,766,227.65	1.18	339	39.14	8.163	590	77.32
Rhode Island	68	13,603,162.30	1.09	353	42.88	7.093	615	75.52
New Hampshire	78	13,598,317.08	1.09	351	41.83	7.664	603	75.60
North Carolina	113	13,164,963.91	1.06	345	40.50	9.175	590	80.98
Colorado	63	9,712,493.76	0.78	354	39.17	7.548	620	80.26
Mississippi	97	9,407,064.71	0.75	343	41.55	8.324	601	82.57
Tennessee	86	9,402,423.45	0.75	336	39.86	7.996	619	81.01
Maine	65	9,401,611.10	0.75	339	41.46	7.742	616	75.23
South Carolina	77	9,301,344.45	0.75	346	40.83	8.780	590	77.77
Oregon	53	9,005,302.49	0.72	356	42.90	7.542	623	77.92
Alabama	65	6,336,240.41	0.51	349	39.89	8.503	622	83.19
Utah	36	5,969,233.09	0.48	359	42.53	7.668	614	83.48
Oklahoma	60	5,890,859.39	0.47	336	40.92	8.191	598	81.57
Delaware	42	5,703,621.74	0.46	352	40.76	7.809	596	76.68
Iowa	45	4,695,022.91	0.38	348	40.62	8.381	603	83.42
Kansas	33	3,640,340.44	0.29	342	38.30	8.346	609	81.76
Kentucky	26	2,895,999.47	0.23	327	37.75	7.895	625	81.97
Arkansas	25	2,772,659.90	0.22	352	43.95	8.938	590	82.94
Montana	16	1,987,078.21	0.16	336	41.91	8.819	593	78.98
District Of Columbia	11	1,572,365.64	0.13	359	37.66	7.792	578	63.15
Wyoming	13	1,428,339.97	0.11	337	41.31	8.959	605	81.89
Alaska	4	905,440.97	0.07	359	43.00	7.473	638	86.38
Idaho	6	855,225.45	0.07	349	29.15	8.254	617	78.80
Vermont	6	778,573.84	0.06	359	37.24	8.243	627	65.75
South Dakota	4	393,735.53	0.03	359	47.69	8.180	626	87.54
North Dakota	3	235,940.28	0.02	302	37.43	9.183	553	73.78
Nebraska	1	73,657.60	0.01	356	23.00	9.650	547	90.00
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	7,728	1,217,576,907.73	97.59	351	40.65	7.735	609	76.99
Non-Owner Occupied	182	21,318,406.19	1.71	353	38.26	8.533	624	76.80
Second Home	62	8,757,105.42	0.70	353	43.86	8.120	633	75.87
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,275	978,673,454.63	78.44	350	40.37	7.648	610	77.54
Limited Documentation	1,096	167,260,468.41	13.41	352	40.96	8.035	600	77.12
Stated Documentation	601	101,718,496.30	8.15	356	42.66	8.278	612	71.36
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,454	1,169,432,471.09	93.73	351	40.64	7.762	608	76.79
Refinance-Debt Consolidation No Cash Out***	375	53,217,601.83	4.27	347	40.51	7.712	622	79.70
Purchase	143	25,002,346.42	2.00	359	40.40	7.351	639	80.19
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	164	33,782,663.46	2.71	346	40.37	6.504	741	81.35
7A	237	48,177,940.51	3.86	350	39.91	6.750	694	81.69
6A	763	132,791,471.97	10.64	346	39.85	6.789	668	78.04
5A	1,027	172,048,894.17	13.79	347	39.66	6.966	649	79.13
4A	908	151,731,612.98	12.16	350	40.19	7.283	630	79.68
3A	699	110,241,201.79	8.84	350	40.76	7.535	614	79.20
2A	885	133,008,746.77	10.66	352	40.14	7.805	603	78.10
A	1,230	189,122,136.29	15.16	354	40.64	8.151	570	77.49
B	1,103	150,659,154.37	12.08	354	42.93	9.149	547	74.09
C	810	108,310,992.15	8.68	355	41.68	8.922	538	68.10
D	146	17,777,604.88	1.42	355	39.04	9.356	524	55.12
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	6,927	1,054,364,324.79	84.51	350	40.41	7.763	608	77.04
Pud	375	69,082,012.23	5.54	354	41.63	7.623	606	79.25
Two-to-Four Family	282	64,677,942.77	5.18	356	43.38	7.699	627	72.40
Condominium	271	44,053,054.39	3.53	355	40.24	7.613	621	78.76
Single Family Attached	95	11,728,465.70	0.94	342	40.23	8.273	583	75.83
Pud Attached	22	3,746,619.46	0.30	347	43.07	7.673	617	81.28
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,897	483,786,465.66	38.78	354	41.37	8.054	607	76.81
12	221	45,380,643.19	3.64	344	40.90	7.043	638	72.86
24	12	1,424,055.08	0.11	359	42.23	8.246	633	85.11
30	25	4,487,220.32	0.36	354	39.95	8.439	602	86.12
36	4,817	712,574,035.09	57.11	350	40.11	7.586	609	77.28
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,972	1,247,652,419.34	100.00	351	40.63	7.752	609	76.98
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	91	21,692,986.86	2.41	357	40.08	5.816	675	74.98
12.000 - 12.499	265	59,271,268.96	6.57	358	40.85	6.284	640	78.22
12.500 - 12.999	970	191,066,958.64	21.19	358	40.73	6.777	623	78.66
13.000 - 13.499	584	102,686,370.65	11.39	358	40.95	7.252	614	78.78
13.500 - 13.999	955	155,280,451.30	17.22	358	41.04	7.749	593	77.59
14.000 - 14.499	567	80,168,357.45	8.89	357	41.12	8.257	571	75.18
14.500 - 14.999	877	122,905,198.23	13.63	357	41.61	8.761	566	76.10
15.000 - 15.499	366	49,259,262.06	5.46	357	42.44	9.254	561	76.79
15.500 - 15.999	486	59,420,556.67	6.59	357	42.22	9.743	560	78.33
16.000 - 16.499	232	28,680,766.47	3.18	358	43.39	10.264	565	78.79
16.500 - 16.999	152	17,346,126.92	1.92	358	43.43	10.727	557	78.85
17.000 - 17.499	59	7,673,969.06	0.85	356	42.47	11.263	564	78.48
17.500 - 17.999	47	4,626,127.10	0.51	359	41.54	11.773	548	77.05
18.000 - 18.499	14	1,636,267.19	0.18	359	38.46	12.225	551	78.60
18.500 - 18.999	1	121,550.00	0.01	359	41.00	12.990	622	85.00
Total:	**5,666**	**901,836,217.56**	**100.00**	**358**	**41.30**	**7.937**	**595**	**77.59**



DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	91	21,692,986.86	2.41	357	40.08	5.816	675	74.98
6.000 - 6.499	265	59,271,268.96	6.57	358	40.85	6.284	640	78.22
6.500 - 6.999	970	191,066,958.64	21.19	358	40.73	6.777	623	78.66
7.000 - 7.499	584	102,686,370.65	11.39	358	40.95	7.252	614	78.78
7.500 - 7.999	955	155,280,451.30	17.22	358	41.04	7.749	593	77.59
8.000 - 8.499	567	80,168,357.45	8.89	357	41.12	8.257	571	75.18
8.500 - 8.999	877	122,905,198.23	13.63	357	41.61	8.761	566	76.10
9.000 - 9.499	366	49,259,262.06	5.46	357	42.44	9.254	561	76.79
9.500 - 9.999	486	59,420,556.67	6.59	357	42.22	9.743	560	78.33
10.000 - 10.499	232	28,680,766.47	3.18	358	43.39	10.264	565	78.79
10.500 - 10.999	152	17,346,126.92	1.92	358	43.43	10.727	557	78.85
11.000 - 11.499	59	7,673,969.06	0.85	356	42.47	11.263	564	78.48
11.500 - 11.999	47	4,626,127.10	0.51	359	41.54	11.773	548	77.05
12.000 - 12.499	14	1,636,267.19	0.18	359	38.46	12.225	551	78.60
12.500 - 12.999	1	121,550.00	0.01	359	41.00	12.990	622	85.00
Total:	**5,666**	**901,836,217.56**	**100.00**	**358**	**41.30**	**7.937**	**595**	**77.59**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
< = 2.999	10	2,265,996.92	0.25	359	40.78	6.262	679	78.60
3.000 - 3.249	55	12,162,891.18	1.35	359	42.41	6.625	600	75.51
3.250 - 3.499	43	10,147,252.59	1.13	359	41.63	6.590	605	80.45
3.500 - 3.749	37	10,282,343.17	1.14	359	43.69	6.328	647	83.10
3.750 - 3.999	6	1,117,476.01	0.12	358	47.12	7.077	618	80.98
4.000 - 4.249	32	4,692,753.38	0.52	359	38.87	9.046	585	76.72
4.250 - 4.499	230	35,340,870.67	3.92	359	42.48	8.974	593	79.50
4.500 - 4.749	15	2,098,814.15	0.23	359	44.08	7.556	642	82.45
4.750 - 4.999	62	13,248,459.22	1.47	359	43.70	6.968	714	80.69
5.000 - 5.249	128	22,969,211.85	2.55	358	40.97	7.072	681	81.99
5.250 - 5.499	319	58,628,365.56	6.50	359	40.63	6.868	662	81.31
5.500 - 5.749	473	83,908,918.03	9.30	357	40.57	7.073	643	81.65
5.750 - 5.999	567	99,968,449.52	11.08	358	41.05	7.308	624	82.14
6.000 - 6.249	1,084	172,539,484.01	19.13	358	40.57	7.653	601	79.49
6.250 - 6.499	1,001	151,561,410.87	16.81	357	41.22	8.304	566	77.38
6.500 - 6.749	971	133,578,789.81	14.81	357	42.33	9.033	545	73.07
6.750 - 6.999	633	87,324,730.62	9.68	357	41.48	8.941	536	66.26
Total:	**5,666**	**901,836,217.56**	**100.00**	**358**	**41.30**	**7.937**	**595**	**77.59**

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 1, 2007	16	2,566,537.57	0.28	355	38.56	8.768	566	74.29
April 1, 2007	38	6,150,687.75	0.68	356	43.14	8.283	585	79.36
May 1, 2007	55	9,194,827.66	1.02	357	41.07	7.626	600	76.82
June 1, 2007	237	31,733,626.80	3.52	356	39.67	7.822	576	72.98
July 1, 2007	4,429	715,713,509.09	79.36	358	41.50	7.979	594	77.73
August 1, 2007	93	14,281,876.00	1.58	358	41.96	8.042	596	77.13
March 1, 2008	1	97,111.27	0.01	355	50.00	7.200	616	64.48
April 1, 2008	4	634,362.09	0.07	356	48.73	8.520	572	76.11
May 1, 2008	8	1,053,967.38	0.12	357	33.28	7.460	603	62.71
June 1, 2008	38	4,596,610.21	0.51	356	35.47	7.887	584	70.37
July 1, 2008	719	112,196,463.51	12.44	357	40.71	7.661	608	78.51
August 1, 2008	28	3,616,638.23	0.40	355	37.78	8.415	585	77.64
Total:	**5,666**	**901,836,217.56**	**100.00**	**358**	**41.30**	**7.937**	**595**	**77.59**


AMERIQUEST

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,666	901,836,217.56	100.00	358	41.30	7.937	595	77.59
Total:	**5,666**	**901,836,217.56**	**100.00**	**358**	**41.30**	**7.937**	**595**	**77.59**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,666	901,836,217.56	100.00	358	41.30	7.937	595	77.59
Total:	**5,666**	**901,836,217.56**	**100.00**	**358**	**41.30**	**7.937**	**595**	**77.59**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES(%)	FICO	OLTV%
Not-Insured AVM	6,101	960,452,679.78	76.98	353	41.14	7.911	602	78.54
Insured AVM	1,871	287,199,739.56	23.02	343	38.95	7.217	632	71.75
Total:	**7,972**	**1,247,652,419.34**	**100.00**	**351**	**40.63**	**7.752**	**609**	**76.98**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	578		
Aggregate Current Principal Balance:	$252,347,782.16		
Average Current Principal Balance:	$436,587.86		$60,482.10 - $913,500.00
Aggregate Original Principal Balance:	$252,484,639.00		
Average Original Principal Balance:	$436,824.63		$60,500.00 - $913,500.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.207%		5.500% - 12.300%
Wtd. Avg. Original Term to Maturity (months):	356		180 - 360
Wtd. Avg. Remaining Term to Maturity (months):	355		177 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.620%		1.850% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.404%		11.500% - 18.300%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.404%		5.500% - 12.300%
Wtd. Avg. Original LTV:	79.92%		28.93% - 95.00%
Wtd. Avg. Borrower FICO:	636		503 - 802
Geographic Distribution (Top 5):	CA	40.40%	
	NY	14.90%	
	FL	6.39%	
	MA	5.87%	
	NJ	5.83%	



DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr / 6 Mo Libor	199	83,763,959.45	33.19	359	40.20	7.809	591	78.59
2 Yr / 6 Mo Libor - 5 Yr IO	159	75,413,391.80	29.88	359	40.82	7.084	653	83.14
30 Yr Fixed - 5 Yr IO	47	20,467,339.50	8.11	359	41.07	6.665	684	79.07
3 Yr / 6 Mo Libor	25	10,002,559.11	3.96	357	38.85	7.438	600	80.83
3 Yr / 6 Mo Libor - 5 Yr IO	37	16,820,774.16	6.67	359	39.49	6.802	659	81.92
Fixed	111	45,879,758.14	18.18	338	38.08	6.651	666	76.52
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	6	473,950.00	0.19	328	31.27	9.591	617	75.04
100,000.01 - 150,000.00	12	1,455,345.00	0.58	342	22.86	8.345	606	78.49
150,000.01 - 200,000.00	10	1,754,800.00	0.70	341	17.72	8.667	581	76.23
200,000.01 - 250,000.00	13	2,971,573.00	1.18	359	18.96	8.006	609	76.25
250,000.01 - 300,000.00	11	3,019,670.00	1.20	359	20.34	7.682	618	79.75
300,000.01 - 350,000.00	7	2,290,128.00	0.91	359	18.39	7.408	621	80.08
350,000.01 - 400,000.00	164	62,289,786.00	24.67	354	41.54	7.005	635	80.50
400,000.01 - 450,000.00	120	50,704,062.00	20.08	355	41.51	7.007	643	80.24
450,000.01 - 500,000.00	105	50,091,629.00	19.84	355	39.61	7.135	636	79.18
500,000.01 - 550,000.00	42	22,000,200.00	8.71	352	41.95	7.343	631	82.69
550,000.01 - 600,000.00	47	27,213,023.00	10.78	359	39.15	7.522	639	79.22
600,000.01 - 650,000.00	14	8,820,500.00	3.49	359	41.72	7.289	628	79.87
650,000.01 - 700,000.00	15	10,189,157.00	4.04	359	43.05	7.554	636	78.98
700,000.01 - 750,000.00	10	7,391,816.00	2.93	358	40.85	7.445	631	79.06
900,000.01 - 950,000.00	2	1,819,000.00	0.72	359	43.53	6.729	680	69.50
Total:	**578**	**252,484,639.00**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

*Based on the original balances of the Mortgage Loans.


AMERIQUEST

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	6	473,545.89	0.19	328	31.27	9.591	617	75.04
100,000.01 - 150,000.00	12	1,454,227.88	0.58	342	22.86	8.345	606	78.49
150,000.01 - 200,000.00	10	1,753,474.12	0.69	341	17.72	8.667	581	76.23
200,000.01 - 250,000.00	13	2,969,902.49	1.18	359	18.96	8.006	609	76.25
250,000.01 - 300,000.00	11	3,016,049.34	1.20	359	20.34	7.683	618	79.76
300,000.01 - 350,000.00	7	2,288,459.99	0.91	359	18.39	7.408	621	80.09
350,000.01 - 400,000.00	164	62,251,309.55	24.67	354	41.54	7.005	635	80.50
400,000.01 - 450,000.00	120	50,680,456.73	20.08	355	41.51	7.007	643	80.24
450,000.01 - 500,000.00	105	50,059,211.15	19.84	355	39.61	7.135	636	79.18
500,000.01 - 550,000.00	42	21,988,001.07	8.71	352	41.95	7.343	631	82.69
550,000.01 - 600,000.00	47	27,204,124.48	10.78	359	39.15	7.522	639	79.22
600,000.01 - 650,000.00	14	8,816,877.64	3.49	359	41.72	7.289	628	79.87
650,000.01 - 700,000.00	15	10,183,843.58	4.04	359	43.05	7.554	636	78.98
700,000.01 - 750,000.00	10	7,390,217.07	2.93	358	40.85	7.445	631	79.06
900,000.01 - 950,000.00	2	1,818,081.18	0.72	359	43.53	6.729	680	69.50
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
121 - 180	11	3,851,919.97	1.53	179	29.27	6.678	639	75.80
181 - 240	4	1,743,707.58	0.69	239	37.42	6.692	652	77.34
241 - 300	2	844,019.98	0.33	298	33.05	6.818	676	80.94
301 - 360	561	245,908,134.63	97.45	359	40.18	7.221	635	80.00
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	52	22,679,480.80	8.99	347	38.34	5.845	694	73.71
6.000 - 6.499	85	37,528,812.02	14.87	355	39.94	6.259	666	80.33
6.500 - 6.999	196	86,455,433.54	34.26	356	41.00	6.771	640	80.87
7.000 - 7.499	60	26,844,965.78	10.64	358	40.54	7.277	635	81.88
7.500 - 7.999	71	31,842,190.64	12.62	354	39.14	7.706	617	81.52
8.000 - 8.499	38	16,189,848.05	6.42	354	36.53	8.280	602	77.37
8.500 - 8.999	25	11,740,218.13	4.65	359	39.96	8.712	575	78.39
9.000 - 9.499	16	6,215,187.51	2.46	359	42.64	9.260	600	81.62
9.500 - 9.999	20	7,532,133.14	2.98	357	38.50	9.784	579	82.97
10.000 - 10.499	3	1,532,359.98	0.61	359	50.18	10.271	596	78.44
10.500 - 10.999	7	2,808,447.13	1.11	359	40.70	10.777	568	69.79
11.000 - 11.499	1	168,692.40	0.07	359	23.00	11.200	546	75.00
11.500 - 11.999	3	533,836.98	0.21	359	44.12	11.708	550	72.66
12.000 - 12.499	1	276,176.06	0.11	359	17.00	12.300	539	85.00
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.01 - 30.00	1	211,000.00	0.08	359	4.00	6.450	671	28.93
35.01 - 40.00	1	399,744.93	0.16	359	53.00	8.250	585	40.00
40.01 - 45.00	2	530,817.62	0.21	358	44.84	6.713	650	43.33
45.01 - 50.00	5	2,357,777.53	0.93	359	45.85	7.634	641	48.57
50.01 - 55.00	10	3,866,887.05	1.53	340	32.22	7.524	609	53.37
55.01 - 60.00	11	4,550,550.56	1.80	330	39.31	6.854	640	57.30
60.01 - 65.00	19	8,826,855.69	3.50	355	35.30	7.162	631	63.05
65.01 - 70.00	37	16,241,824.25	6.44	359	40.87	7.039	624	67.91
70.01 - 75.00	76	32,858,169.00	13.02	358	38.89	7.486	614	73.24
75.01 - 80.00	105	45,573,007.66	18.06	352	38.87	6.833	643	78.57
80.01 - 85.00	121	56,677,812.93	22.46	357	40.99	7.436	634	83.61
85.01 - 90.00	187	79,038,333.87	31.32	356	40.83	7.176	645	89.09
90.01 - 95.00	3	1,215,001.07	0.48	359	44.71	7.174	659	93.86
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	7	2,907,718.15	1.15	359	46.76	9.042	509	73.86
520 - 539	25	10,026,896.63	3.97	359	37.42	8.901	531	75.23
540 - 559	33	13,464,525.10	5.34	353	37.88	8.559	553	75.36
560 - 579	30	11,552,832.83	4.58	359	38.11	7.729	570	79.82
580 - 599	43	18,628,859.80	7.38	355	38.07	7.800	589	78.46
600 - 619	44	18,578,564.40	7.36	352	43.33	7.354	609	77.71
620 - 639	113	51,159,688.83	20.27	357	40.92	7.261	628	81.65
640 - 659	112	50,105,288.65	19.86	354	40.39	6.884	649	82.28
660 - 679	86	37,234,785.51	14.76	351	38.98	6.686	669	80.31
680 - 699	32	13,838,112.63	5.48	357	41.87	6.462	690	80.12
700 - 719	23	10,806,293.88	4.28	359	38.27	6.671	710	77.93
720 - 739	15	7,263,804.66	2.88	359	38.78	6.432	728	81.08
740 - 759	6	2,507,200.20	0.99	341	40.58	5.954	749	73.06
760 - 779	6	2,669,210.89	1.06	359	36.67	6.553	770	79.90
780 - 799	2	1,035,000.00	0.41	359	37.68	6.186	787	79.61
800 - 819	1	569,000.00	0.23	359	50.00	7.650	802	84.93
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	55	17,700,235.50	7.01	347	11.70	7.848	617	79.40
20.01 - 25.00	24	9,715,958.02	3.85	340	22.72	7.013	628	74.14
25.01 - 30.00	31	13,516,328.07	5.36	357	28.24	7.026	639	79.95
30.01 - 35.00	45	21,398,569.50	8.48	352	33.05	7.187	644	77.75
35.01 - 40.00	85	37,368,655.62	14.81	358	38.11	6.859	648	80.96
40.01 - 45.00	117	50,535,395.54	20.03	355	43.05	7.029	641	80.45
45.01 - 50.00	200	92,202,417.15	36.54	357	48.23	7.266	635	80.60
50.01 - 55.00	21	9,910,222.76	3.93	359	52.84	8.219	590	78.25
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	226	101,947,207.73	40.40	357	40.85	6.964	642	79.11
New York	84	37,601,948.83	14.90	354	42.18	7.291	636	78.31
Florida	43	16,132,428.26	6.39	353	37.74	7.361	624	82.00
Massachusetts	33	14,818,686.49	5.87	353	42.18	6.447	640	81.60
New Jersey	33	14,709,658.03	5.83	353	40.36	7.823	638	82.20
Maryland	29	13,333,471.84	5.28	359	41.49	7.500	619	79.59
Washington	20	9,514,785.12	3.77	359	38.00	7.275	653	79.53
Texas	16	5,537,164.53	2.19	323	29.42	7.494	620	78.23
Georgia	9	3,877,144.20	1.54	359	29.81	8.005	600	82.54
Illinois	8	3,837,602.12	1.52	359	42.27	8.140	640	83.55
Arizona	7	3,251,985.58	1.29	359	36.59	6.758	644	76.74
Connecticut	5	2,836,931.28	1.12	359	44.99	7.880	593	79.74
Pennsylvania	6	2,754,218.55	1.09	359	46.94	7.221	627	82.09
Minnesota	7	2,714,706.31	1.08	359	36.08	7.872	615	83.81
Missouri	7	2,478,759.42	0.98	359	40.38	8.580	594	83.54
Nevada	5	2,406,557.54	0.95	358	30.79	7.131	653	77.23
South Carolina	5	2,128,178.70	0.84	359	34.06	7.751	628	80.78
Hawaii	4	1,729,780.40	0.69	359	37.01	7.211	668	79.08
Michigan	3	1,572,880.11	0.62	358	39.22	7.390	588	85.31
Ohio	5	1,529,094.34	0.61	359	28.37	7.917	606	79.70
New Hampshire	3	1,198,903.93	0.48	340	30.07	6.759	670	89.96
Wisconsin	3	1,194,514.62	0.47	359	41.50	6.648	682	84.55
North Carolina	5	1,117,114.78	0.44	359	35.48	7.930	608	84.99
Oregon	2	1,064,192.07	0.42	359	39.79	7.413	560	75.50
Colorado	2	819,824.15	0.32	359	33.45	6.975	613	85.10
Montana	2	656,603.42	0.26	289	30.91	8.969	605	87.24
Louisiana	2	529,112.35	0.21	359	9.29	7.646	568	79.28
Arkansas	1	488,049.52	0.19	359	49.00	5.850	760	79.44
Tennessee	1	371,728.30	0.15	179	48.00	6.100	661	83.07
Indiana	2	194,549.64	0.08	283	7.27	9.973	577	78.49
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	559	247,017,037.38	97.89	355	40.13	7.173	636	79.91
Non-Owner Occupied	14	3,791,714.66	1.50	359	28.55	8.865	625	79.83
Second Home	5	1,539,030.12	0.61	359	42.46	8.549	626	82.38
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	425	189,118,682.27	74.94	354	39.81	7.031	641	80.48
Limited Documentation	97	39,532,042.54	15.67	358	38.82	7.567	618	79.15
Stated Documentation	56	23,697,057.35	9.39	359	43.18	8.010	625	76.78
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	554	241,732,728.38	95.79	355	40.10	7.191	635	79.82
Refinance-Debt Consolidation No Cash Out***	15	6,977,265.83	2.76	349	37.23	7.348	672	81.14
Purchase	9	3,637,787.95	1.44	359	36.69	7.989	629	84.17
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	41	19,388,933.42	7.68	357	39.78	6.331	735	78.33
7A	41	17,843,377.68	7.07	358	39.29	6.549	694	79.81
6A	83	35,636,682.34	14.12	350	38.56	6.643	669	80.05
5A	107	47,687,949.92	18.90	355	40.59	6.867	649	82.51
4A	99	44,997,492.97	17.83	356	41.45	7.213	630	82.00
3A	38	16,507,526.12	6.54	351	43.50	7.185	617	80.87
2A	51	21,257,806.66	8.42	356	37.30	7.428	606	78.28
A	61	25,072,431.90	9.94	355	39.86	8.022	573	80.20
B	37	15,725,336.48	6.23	359	37.92	8.806	558	75.39
C	19	7,830,999.43	3.10	359	40.97	9.061	538	67.86
D	1	399,245.24	0.16	359	28.00	8.250	539	52.91
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	485	214,703,658.16	85.08	355	39.93	7.157	637	80.18
Pud	42	17,373,438.62	6.88	355	38.66	7.186	621	77.91
Condominium	23	9,399,953.46	3.72	359	40.24	7.878	629	79.94
Two-to-Four Family	16	7,946,304.13	3.15	359	42.95	7.752	632	77.16
Pud Attached	3	1,224,735.94	0.49	358	41.49	6.949	634	80.30
Single Family Attached	2	924,923.62	0.37	358	42.00	7.639	679	90.00
Manufactured Housing	7	774,768.23	0.31	359	42.66	7.768	632	68.67
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	222	98,278,027.61	38.95	355	40.47	7.647	627	79.90
12	37	16,218,399.13	6.43	348	42.02	6.609	671	78.99
24	4	1,964,953.21	0.78	359	25.67	7.475	612	81.90
30	3	951,189.61	0.38	359	33.29	7.396	617	86.89
36	312	134,935,212.60	53.47	356	39.62	6.953	638	79.97
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	63	13,570,705.50	5.38	354	21.75	8.059	609	78.69
Non-Conforming	515	238,777,076.66	94.62	355	41.01	7.159	637	79.99
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	21	8,837,183.37	4.75	359	40.00	5.827	675	80.65
12.000 - 12.499	49	21,728,530.09	11.68	359	42.00	6.260	651	81.49
12.500 - 12.999	144	64,178,710.53	34.50	359	40.90	6.777	633	81.06
13.000 - 13.499	44	20,387,007.75	10.96	359	40.29	7.264	633	82.14
13.500 - 13.999	58	26,573,987.16	14.29	359	40.00	7.722	610	81.96
14.000 - 14.499	33	15,018,130.22	8.07	359	35.83	8.281	601	77.54
14.500 - 14.999	23	10,903,031.05	5.86	359	39.44	8.719	574	79.34
15.000 - 15.499	14	5,707,642.46	3.07	359	43.06	9.247	595	82.25
15.500 - 15.999	20	7,532,133.14	4.05	357	38.50	9.784	579	82.97
16.000 - 16.499	3	1,532,359.98	0.82	359	50.18	10.271	596	78.44
16.500 - 16.999	6	2,623,263.33	1.41	359	42.09	10.762	571	69.42
17.000 - 17.499	1	168,692.40	0.09	359	23.00	11.200	546	75.00
17.500 - 17.999	3	533,836.98	0.29	359	44.12	11.708	550	72.66
18.000 - 18.499	1	276,176.06	0.15	359	17.00	12.300	539	85.00
Total:	**420**	**186,000,684.52**	**100.00**	**359**	**40.32**	**7.404**	**623**	**80.85**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	21	8,837,183.37	4.75	359	40.00	5.827	675	80.65
6.000 - 6.499	49	21,728,530.09	11.68	359	42.00	6.260	651	81.49
6.500 - 6.999	144	64,178,710.53	34.50	359	40.90	6.777	633	81.06
7.000 - 7.499	44	20,387,007.75	10.96	359	40.29	7.264	633	82.14
7.500 - 7.999	58	26,573,987.16	14.29	359	40.00	7.722	610	81.96
8.000 - 8.499	33	15,018,130.22	8.07	359	35.83	8.281	601	77.54
8.500 - 8.999	23	10,903,031.05	5.86	359	39.44	8.719	574	79.34
9.000 - 9.499	14	5,707,642.46	3.07	359	43.06	9.247	595	82.25
9.500 - 9.999	20	7,532,133.14	4.05	357	38.50	9.784	579	82.97
10.000 - 10.499	3	1,532,359.98	0.82	359	50.18	10.271	596	78.44
10.500 - 10.999	6	2,623,263.33	1.41	359	42.09	10.762	571	69.42
11.000 - 11.499	1	168,692.40	0.09	359	23.00	11.200	546	75.00
11.500 - 11.999	3	533,836.98	0.29	359	44.12	11.708	550	72.66
12.000 - 12.499	1	276,176.06	0.15	359	17.00	12.300	539	85.00
Total:	**420**	**186,000,684.52**	**100.00**	**359**	**40.32**	**7.404**	**623**	**80.85**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
< = 2.999	2	935,000.00	0.50	359	47.86	5.710	705	72.15
3.000 - 3.249	9	3,968,383.47	2.13	359	44.66	6.525	598	85.51
3.250 - 3.499	5	2,106,445.02	1.13	359	45.96	6.050	663	88.24
3.500 - 3.749	6	2,765,367.24	1.49	359	46.46	6.529	635	85.43
4.250 - 4.499	9	4,331,507.67	2.33	359	42.12	8.033	644	84.27
4.500 - 4.749	4	1,875,200.00	1.01	359	41.82	6.603	696	80.98
4.750 - 4.999	11	4,899,402.09	2.63	359	36.44	6.811	714	83.73
5.000 - 5.249	19	8,517,484.07	4.58	359	38.95	7.107	682	84.13
5.250 - 5.499	50	23,410,154.96	12.59	359	40.27	6.597	665	81.45
5.500 - 5.749	60	28,033,863.37	15.07	359	41.20	7.103	645	82.92
5.750 - 5.999	83	37,831,269.49	20.34	359	42.04	7.305	626	82.09
6.000 - 6.249	67	28,185,239.17	15.15	359	38.14	7.461	604	79.73
6.250 - 6.499	48	19,883,404.71	10.69	358	40.78	8.190	570	79.68
6.500 - 6.749	35	14,547,413.67	7.82	359	36.81	8.941	552	74.82
6.750 - 6.999	12	4,710,549.59	2.53	359	36.32	8.687	540	65.67
Total:	**420**	**186,000,684.52**	**100.00**	**359**	**40.32**	**7.404**	**623**	**80.85**



DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
April 1, 2007	8	4,121,625.28	2.22	356	34.14	7.476	632	81.22
May 1, 2007	9	4,473,849.99	2.41	357	36.22	7.378	657	79.22
June 1, 2007	12	4,765,204.06	2.56	358	40.34	7.988	625	80.07
July 1, 2007	323	142,788,664.92	76.77	359	40.83	7.459	618	80.81
August 1, 2007	6	3,028,007.00	1.63	360	40.16	7.089	638	80.46
April 1, 2008	1	403,823.62	0.22	356	42.00	6.850	650	90.00
June 1, 2008	1	599,555.92	0.32	358	31.00	10.850	543	72.73
July 1, 2008	60	25,819,953.73	13.88	358	39.40	6.954	639	81.58
Total:	**420**	**186,000,684.52**	**100.00**	**359**	**40.32**	**7.404**	**623**	**80.85**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	420	186,000,684.52	100.00	359	40.32	7.404	623	80.85
Total:	**420**	**186,000,684.52**	**100.00**	**359**	**40.32**	**7.404**	**623**	**80.85**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	420	186,000,684.52	100.00	359	40.32	7.404	623	80.85
Total:	**420**	**186,000,684.52**	**100.00**	**359**	**40.32**	**7.404**	**623**	**80.85**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES(%)	FICO	OLTV%
Not-Insured AVM	471	209,075,224.84	82.85	355	40.17	7.333	631	80.69
Insured AVM	107	43,272,557.32	17.15	353	38.99	6.600	659	76.21
Total:	**578**	**252,347,782.16**	**100.00**	**355**	**39.97**	**7.207**	**636**	**79.92**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,241		
Aggregate Current Principal Balance:	$322,006,040.91		
Average Current Principal Balance:	$259,473.04		$60,000.00 - $913,500.00
Aggregate Original Principal Balance:	$322,022,904.00		
Average Original Principal Balance:	$259,486.63		$60,000.00 - $913,500.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	6.989%		5.500% - 12.990%
Wtd. Avg. Original Term to Maturity (months):	360		360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	359		356 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.323%		1.850% - 6.500%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.021%		11.500% - 18.990%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.021%		5.500% - 12.990%
Wtd. Avg. Original LTV:	80.95%		19.22% - 95.00%
Wtd. Avg. Borrower FICO:	658		620 - 805
Geographic Distribution (Top 5):	CA	32.90%	
	MA	7.55%	
	NJ	7.45%	
	NY	7.26%	
	FL	7.04%	



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr / 6 Mo Libor - 5 Yr IO	780	208,126,804.93	64.63	359	41.20	7.051	652	81.79
30 Yr Fixed - 5 Yr IO	273	65,549,257.27	20.36	359	40.05	6.863	676	78.63
3 Yr / 6 Mo Libor - 5 Yr IO	188	48,329,978.71	15.01	359	41.00	6.895	657	80.43
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	86	7,082,040.00	2.20	359	39.76	7.759	656	76.23
100,000.01 - 150,000.00	188	23,956,551.00	7.44	359	39.49	7.303	652	81.30
150,000.01 - 200,000.00	217	38,198,078.00	11.86	359	40.34	7.104	652	79.71
200,000.01 - 250,000.00	201	45,239,935.00	14.05	359	40.40	7.033	653	79.19
250,000.01 - 300,000.00	154	42,143,909.00	13.09	359	40.45	6.687	666	81.11
300,000.01 - 350,000.00	122	39,451,157.00	12.25	359	41.94	6.904	654	80.34
350,000.01 - 400,000.00	94	35,277,186.00	10.95	359	42.63	6.800	662	83.01
400,000.01 - 450,000.00	62	26,180,292.00	8.13	359	41.81	6.727	666	82.21
450,000.01 - 500,000.00	49	23,326,870.00	7.24	359	40.99	6.906	658	80.90
500,000.01 - 550,000.00	16	8,379,722.00	2.60	359	44.05	7.222	660	85.79
550,000.01 - 600,000.00	28	16,207,440.00	5.03	359	38.41	7.297	665	82.69
600,000.01 - 650,000.00	7	4,375,250.00	1.36	359	42.07	7.512	636	81.68
650,000.01 - 700,000.00	9	6,100,658.00	1.89	359	41.32	7.077	650	82.41
700,000.01 - 750,000.00	7	5,190,316.00	1.61	358	38.07	7.354	650	78.68
900,000.01 - 950,000.00	1	913,500.00	0.28	359	50.00	7.550	643	74.27
Total:	**1,241**	**322,022,904.00**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

*Based on the original balances of the Mortgage Loans.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	86	7,080,852.39	2.20	359	39.76	7.759	656	76.23
100,000.01 - 150,000.00	188	23,955,343.87	7.44	359	39.49	7.303	652	81.30
150,000.01 - 200,000.00	217	38,195,290.34	11.86	359	40.34	7.104	652	79.71
200,000.01 - 250,000.00	201	45,237,618.09	14.05	359	40.40	7.033	653	79.19
250,000.01 - 300,000.00	155	42,441,334.17	13.18	359	40.46	6.691	666	80.97
300,000.01 - 350,000.00	121	39,148,424.79	12.16	359	41.94	6.901	654	80.49
350,000.01 - 400,000.00	94	35,273,772.80	10.95	359	42.63	6.800	662	83.02
400,000.01 - 450,000.00	62	26,180,015.62	8.13	359	41.81	6.727	666	82.21
450,000.01 - 500,000.00	49	23,326,669.99	7.24	359	40.99	6.906	658	80.90
500,000.01 - 550,000.00	16	8,379,722.00	2.60	359	44.05	7.222	660	85.79
550,000.01 - 600,000.00	28	16,207,272.86	5.03	359	38.41	7.297	665	82.69
600,000.01 - 650,000.00	7	4,375,250.00	1.36	359	42.07	7.512	636	81.68
650,000.01 - 700,000.00	9	6,100,657.99	1.89	359	41.32	7.077	650	82.41
700,000.01 - 750,000.00	7	5,190,316.00	1.61	358	38.07	7.354	650	78.68
900,000.01 - 950,000.00	1	913,500.00	0.28	359	50.00	7.550	643	74.27
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	1,241	322,006,040.91	100.00	359	40.93	6.989	658	80.95
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**



DESCRIPTION OF THE IO COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	79	24,653,684.18	7.66	359	40.04	5.824	691	76.12
6.000 - 6.499	197	57,137,467.95	17.74	359	40.43	6.279	666	78.63
6.500 - 6.999	457	123,388,256.06	38.32	359	41.44	6.764	654	81.12
7.000 - 7.499	185	43,224,261.83	13.42	359	40.71	7.249	650	82.16
7.500 - 7.999	190	43,939,274.04	13.65	359	41.94	7.691	649	83.12
8.000 - 8.499	48	11,676,982.87	3.63	359	36.89	8.270	657	82.67
8.500 - 8.999	49	9,874,014.73	3.07	359	40.46	8.730	650	84.61
9.000 - 9.499	13	2,970,806.25	0.92	358	36.10	9.295	657	84.20
9.500 - 9.999	12	2,812,189.00	0.87	359	44.55	9.631	642	83.84
10.000 - 10.499	6	1,017,935.00	0.32	359	43.12	10.202	633	81.13
10.500 - 10.999	2	697,514.00	0.22	359	47.72	10.514	626	84.27
11.000 - 11.499	2	492,105.00	0.15	359	46.33	11.350	667	89.19
12.500 - 12.999	1	121,550.00	0.04	359	41.00	12.990	622	85.00
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	4	552,464.00	0.17	359	33.98	7.085	656	21.46
25.01 - 30.00	4	633,000.00	0.20	359	26.81	7.018	655	26.75
30.01 - 35.00	4	505,000.00	0.16	359	44.92	7.007	649	32.46
35.01 - 40.00	8	1,358,895.00	0.42	359	39.76	6.610	674	37.71
40.01 - 45.00	14	2,820,651.00	0.88	359	37.69	6.489	661	42.85
45.01 - 50.00	15	3,260,833.54	1.01	359	40.56	6.568	663	47.54
50.01 - 55.00	11	2,408,318.84	0.75	359	40.41	6.921	651	52.66
55.01 - 60.00	31	5,779,160.00	1.79	359	38.19	6.737	661	57.45
60.01 - 65.00	47	11,839,759.80	3.68	359	39.12	7.014	649	62.25
65.01 - 70.00	62	18,326,334.18	5.69	359	42.19	6.620	653	67.58
70.01 - 75.00	78	21,250,740.12	6.60	359	40.82	6.824	655	72.98
75.01 - 80.00	209	55,044,456.41	17.09	359	39.85	6.755	662	78.59
80.01 - 85.00	194	57,278,714.08	17.79	359	41.16	7.181	660	83.62
85.01 - 90.00	541	136,337,926.94	42.34	359	41.50	7.106	655	89.18
90.01 - 95.00	19	4,609,787.00	1.43	359	43.05	7.169	710	93.89
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**



DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	396	101,800,147.58	31.61	359	41.36	7.278	629	80.52
640 - 659	370	94,769,462.60	29.43	359	40.95	7.003	649	81.65
660 - 679	307	76,429,437.60	23.74	359	40.19	6.790	669	80.26
680 - 699	65	17,244,337.00	5.36	359	42.50	6.787	689	80.74
700 - 719	41	13,271,274.10	4.12	359	41.35	6.783	707	82.56
720 - 739	22	7,371,850.00	2.29	359	41.97	6.404	729	80.64
740 - 759	17	4,281,624.47	1.33	359	38.04	6.448	748	84.77
760 - 779	13	3,771,579.56	1.17	359	36.93	6.640	770	80.43
780 - 799	6	1,853,028.00	0.58	359	39.74	6.216	787	80.10
800 - 819	4	1,213,300.00	0.38	359	42.12	7.054	802	81.04
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	32	7,925,512.23	2.46	359	14.21	7.476	659	75.99
20.01 - 25.00	49	12,322,234.26	3.83	359	23.10	6.815	659	78.34
25.01 - 30.00	89	20,031,065.42	6.22	359	28.45	6.891	661	80.63
30.01 - 35.00	146	35,357,543.60	10.98	359	33.15	6.881	658	80.59
35.01 - 40.00	192	50,235,125.66	15.60	359	38.11	6.926	657	80.66
40.01 - 45.00	262	67,594,127.46	20.99	359	42.97	7.029	658	80.99
45.01 - 50.00	466	126,934,982.28	39.42	359	48.36	7.031	656	81.73
50.01 - 55.00	5	1,605,450.00	0.50	359	52.55	6.556	676	82.33
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	308	105,932,701.09	32.90	359	40.69	6.840	655	78.29
Massachusetts	84	24,323,314.61	7.55	359	41.99	6.261	667	82.00
New Jersey	90	23,997,003.54	7.45	359	39.59	7.372	651	79.66
New York	67	23,392,408.86	7.26	359	44.01	7.141	670	78.46
Florida	104	22,661,493.29	7.04	359	40.48	7.008	657	83.04
Maryland	74	17,780,082.11	5.52	359	39.57	7.103	652	83.21
Washington	38	10,277,161.00	3.19	359	40.47	7.269	664	85.15
Arizona	54	10,175,587.99	3.16	359	41.17	6.829	654	83.48
Illinois	35	8,598,771.51	2.67	359	41.11	7.634	656	82.96
Georgia	39	7,397,501.56	2.30	359	40.02	7.484	652	84.45
Pennsylvania	36	7,188,760.62	2.23	359	42.25	7.170	648	84.40
Michigan	37	6,689,786.47	2.08	359	41.95	7.113	657	85.31
Minnesota	29	6,545,919.99	2.03	359	40.60	6.988	665	84.51
Ohio	39	6,369,064.64	1.98	358	41.26	7.134	655	85.32
Nevada	22	5,665,545.99	1.76	359	36.54	6.941	658	78.97
Hawaii	13	4,279,187.84	1.33	359	43.06	6.770	665	72.12
Wisconsin	17	3,622,164.95	1.12	359	43.39	7.394	666	84.18
Connecticut	13	3,303,900.00	1.03	359	43.67	7.289	648	82.02
Colorado	17	3,041,455.00	0.94	359	38.59	6.727	663	82.62
Oregon	12	2,214,194.00	0.69	359	42.64	6.833	661	79.62
Tennessee	13	1,952,614.48	0.61	358	38.12	7.177	671	85.34
New Hampshire	8	1,774,685.00	0.55	358	40.54	7.431	670	83.86
Rhode Island	8	1,767,834.50	0.55	358	36.47	6.776	650	82.64
Missouri	9	1,415,673.00	0.44	359	41.50	6.919	652	86.49
South Carolina	7	1,415,477.00	0.44	359	41.48	7.527	650	84.41
Alabama	12	1,411,170.00	0.44	358	39.82	7.651	667	85.14
Texas	7	1,280,122.91	0.40	359	42.93	7.246	646	83.39
Maine	5	1,253,240.00	0.39	359	39.83	6.972	657	83.45
North Carolina	7	1,207,910.00	0.38	359	33.47	6.849	654	87.31
Indiana	9	1,047,622.00	0.33	358	42.90	7.622	658	88.37
Delaware	3	674,279.00	0.21	359	40.58	6.919	654	82.07
Louisiana	4	538,548.00	0.17	359	43.40	6.781	647	78.31
Utah	3	483,700.00	0.15	359	46.69	6.924	675	91.65
Wyoming	3	379,219.00	0.12	359	44.69	7.063	652	84.49
Kansas	2	361,000.00	0.11	357	48.73	8.585	643	86.62
Kentucky	2	290,500.00	0.09	359	37.94	7.187	638	88.06
Montana	2	281,400.00	0.09	359	45.38	9.060	669	88.83
Alaska	1	225,600.00	0.07	359	39.00	7.450	638	80.00
Oklahoma	2	196,168.96	0.06	358	43.23	8.043	626	77.96
Mississippi	2	181,650.00	0.06	358	38.33	7.888	645	86.76
District Of Columbia	1	126,224.00	0.04	359	27.00	6.600	642	82.50
South Dakota	1	117,898.00	0.04	359	46.00	6.750	648	90.00
Vermont	1	100,000.00	0.03	359	41.00	7.400	648	71.69
Iowa	1	67,500.00	0.02	356	41.00	7.990	677	90.00
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	1,219	317,393,117.96	98.57	359	40.97	6.974	657	80.92
Second Home	20	3,742,322.95	1.16	359	42.30	7.721	657	82.36
Non-Owner Occupied	2	870,600.00	0.27	357	20.49	9.326	706	84.53
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	971	250,946,449.12	77.93	359	40.88	6.910	659	81.44
Limited Documentation	150	39,537,870.87	12.28	359	40.07	7.013	652	80.28
Stated Documentation	120	31,521,720.92	9.79	359	42.45	7.588	656	77.83
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,140	300,720,856.19	93.39	359	40.92	6.984	657	80.89
Refinance-Debt Consolidation No Cash Out***	57	12,268,418.37	3.81	359	39.67	7.019	668	83.02
Purchase	44	9,016,766.35	2.80	359	43.19	7.108	655	80.11
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	76	23,027,609.13	7.15	359	40.61	6.477	742	81.45
7A	82	23,477,809.00	7.29	359	41.21	6.795	694	81.79
6A	291	72,411,007.60	22.49	359	39.93	6.754	669	80.35
5A	339	87,542,185.35	27.19	359	41.00	6.961	649	81.74
4A	356	90,877,224.58	28.22	359	42.00	7.239	630	80.94
3A	22	5,760,053.00	1.79	359	42.56	7.280	658	83.15
2A	73	17,695,902.25	5.50	359	38.70	7.650	641	77.31
B	2	1,214,250.00	0.38	357	41.59	6.838	634	75.71
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family	1,050	269,508,447.23	83.70	359	40.60	6.968	657	80.93
Two-to-Four Family	61	19,592,539.84	6.08	359	44.95	7.160	657	76.84
Condominium	61	15,408,001.00	4.79	359	40.78	7.196	668	84.00
Pud	57	14,189,580.22	4.41	359	41.06	6.877	664	82.79
Pud Attached	7	1,890,400.00	0.59	358	46.53	6.926	651	83.10
Single Family Attached	5	1,417,072.62	0.44	358	42.39	7.550	664	86.60
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	485	126,699,052.38	39.35	359	41.18	7.255	657	81.35
12	31	9,935,220.50	3.09	359	41.14	6.756	676	78.41
24	6	1,594,689.00	0.50	359	41.02	7.139	652	86.22
30	4	887,000.00	0.28	359	32.63	6.766	651	86.39
36	715	182,890,079.03	56.80	359	40.79	6.818	657	80.73
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**


AMERIQUEST

DESCRIPTION OF THE IO COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,009	212,092,320.49	65.87	359	40.92	7.009	656	80.21
Non-Conforming	232	109,913,720.42	34.13	359	40.96	6.951	660	82.36
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	65	20,405,720.38	7.96	359	40.49	5.797	681	76.89
12.000 - 12.499	142	40,424,835.58	15.76	359	41.29	6.271	654	80.19
12.500 - 12.999	357	98,062,253.72	38.24	359	41.67	6.759	651	81.26
13.000 - 13.499	154	36,196,650.70	14.11	359	40.63	7.250	649	82.76
13.500 - 13.999	139	35,042,460.41	13.66	359	42.13	7.691	647	83.28
14.000 - 14.499	38	9,675,749.87	3.77	359	35.62	8.296	658	83.67
14.500 - 14.999	40	8,943,748.73	3.49	359	40.54	8.743	649	84.98
15.000 - 15.499	13	2,970,806.25	1.16	358	36.10	9.295	657	84.20
15.500 - 15.999	10	2,508,189.00	0.98	359	44.33	9.638	638	83.85
16.000 - 16.499	5	915,200.00	0.36	359	44.03	10.219	631	81.25
16.500 - 16.999	2	697,514.00	0.27	359	47.72	10.514	626	84.27
17.000 - 17.499	2	492,105.00	0.19	359	46.33	11.350	667	89.19
18.500 - 18.999	1	121,550.00	0.05	359	41.00	12.990	622	85.00
Total:	**968**	**256,456,783.64**	**100.00**	**359**	**41.16**	**7.021**	**653**	**81.54**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R7

DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	65	20,405,720.38	7.96	359	40.49	5.797	681	76.89
6.000 - 6.499	142	40,424,835.58	15.76	359	41.29	6.271	654	80.19
6.500 - 6.999	357	98,062,253.72	38.24	359	41.67	6.759	651	81.26
7.000 - 7.499	154	36,196,650.70	14.11	359	40.63	7.250	649	82.76
7.500 - 7.999	139	35,042,460.41	13.66	359	42.13	7.691	647	83.28
8.000 - 8.499	38	9,675,749.87	3.77	359	35.62	8.296	658	83.67
8.500 - 8.999	40	8,943,748.73	3.49	359	40.54	8.743	649	84.98
9.000 - 9.499	13	2,970,806.25	1.16	358	36.10	9.295	657	84.20
9.500 - 9.999	10	2,508,189.00	0.98	359	44.33	9.638	638	83.85
10.000 - 10.499	5	915,200.00	0.36	359	44.03	10.219	631	81.25
10.500 - 10.999	2	697,514.00	0.27	359	47.72	10.514	626	84.26
11.000 - 11.499	2	492,105.00	0.19	359	46.33	11.350	667	89.19
12.500 - 12.999	1	121,550.00	0.05	359	41.00	12.990	622	85.00
Total:	**968**	**256,456,783.64**	**100.00**	**359**	**41.16**	**7.021**	**653**	**81.54**

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 2.999	11	3,034,663.00	1.18	359	43.50	6.106	686	75.99
3.000 - 3.249	1	176,000.00	0.07	359	47.00	6.600	653	79.63
3.250 - 3.499	11	3,231,600.00	1.26	359	41.36	6.154	648	86.03
3.500 - 3.749	28	9,350,160.00	3.65	359	45.29	6.273	656	83.83
3.750 - 3.999	4	895,544.00	0.35	358	45.92	6.868	632	82.17
4.000 - 4.249	2	422,000.00	0.16	359	41.81	6.990	644	84.47
4.250 - 4.499	30	7,525,076.51	2.93	359	40.26	7.688	657	82.81
4.500 - 4.749	8	2,557,319.00	1.00	359	42.16	6.662	684	79.72
4.750 - 4.999	33	9,494,479.86	3.70	359	42.08	6.778	733	83.36
5.000 - 5.249	72	18,313,592.82	7.14	359	40.24	7.006	682	83.07
5.250 - 5.499	198	53,419,273.54	20.83	359	40.31	6.692	664	81.60
5.500 - 5.749	264	67,816,987.40	26.44	359	41.43	7.061	645	80.83
5.750 - 5.999	239	62,761,307.26	24.47	359	41.64	7.294	630	81.85
6.000 - 6.249	66	16,727,530.25	6.52	359	38.64	7.590	644	79.07
6.500 - 6.749	1	731,250.00	0.29	357	40.00	6.500	620	75.08
Total:	**968**	**256,456,783.64**	**100.00**	**359**	**41.16**	**7.021**	**653**	**81.54**


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
April 1, 2007	14	5,345,998.43	2.08	356	36.16	7.436	649	82.25
May 1, 2007	35	9,055,443.78	3.53	357	38.33	7.270	649	80.23
June 1, 2007	33	8,267,132.08	3.22	358	43.14	7.293	653	82.27
July 1, 2007	685	180,908,513.64	70.54	359	41.48	7.017	652	81.90
August 1, 2007	13	4,549,717.00	1.77	360	38.12	7.051	643	79.29
April 1, 2008	2	633,323.62	0.25	356	44.17	7.683	643	88.19
May 1, 2008	4	551,986.99	0.22	357	35.08	7.057	645	55.26
June 1, 2008	4	904,344.63	0.35	358	40.07	6.691	676	82.95
July 1, 2008	178	46,240,323.47	18.03	359	41.04	6.886	657	80.58
Total:	**968**	**256,456,783.64**	**100.00**	**359**	**41.16**	**7.021**	**653**	**81.54**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	968	256,456,783.64	100.00	359	41.16	7.021	653	81.54
Total:	**968**	**256,456,783.64**	**100.00**	**359**	**41.16**	**7.021**	**653**	**81.54**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	968	256,456,783.64	100.00	359	41.16	7.021	653	81.54
Total:	**968**	**256,456,783.64**	**100.00**	**359**	**41.16**	**7.021**	**653**	**81.54**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES(%)	FICO	OLTV%
Not-Insured AVM	773	214,178,035.67	66.51	359	41.63	7.094	658	83.75
Insured AVM	468	107,828,005.24	33.49	359	39.55	6.782	657	75.38
Total:	**1,241**	**322,006,040.91**	**100.00**	**359**	**40.93**	**6.989**	**658**	**80.95**

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC

Finance

Shahid Quraishi	212-713-2728
Ketan Parekh	212-713-4228
Michael Leung	212-713-8661
Adrian Wu	212-713-3153
Glenn McIntyre	212-713-3180
Anthony Beshara	212-713-2804
Michael Zentz	212-713-6099
Justin Schwartz	212-713-8943
Sharmeen Khan	212-713-6252

Trading

Jack McCleary	212-713-4330
Stuart Lippman	212-713-2946
Joe Ruttle	212-713-2252

Rating Agencies

Standard & Poor's

Linda Kwok	212-438-2610
Jeff Watson	212-438-1592
Brian Weller	212-438-1934

Moody's

Navneet Agarwal	212-553-3674
Gregory Besserman	212-553-0323

Fitch

Andrea Murad	212-908-0896
Gregory Hackett	212-908-0686